Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among:

Computer Task Group, Incorporated,

a New York corporation;

Cegeka Groep NV,

a Belgian limited liability company; and

Chicago Merger Sub, Inc.,

a New York corporation

Dated as of August 9, 2023

Table of Contents

	Section 1

	THE OFFER

1.1	The Offer	2
1.2	Company Actions	5
1.3	Top-Up Option	6

	Section 2

	MERGER TRANSACTION

2.1	Merger of Merger Sub into the Company	8
2.2	Effect of the Merger	8
2.3	Closing; Effective Time	8
2.4	Certificate of Incorporation and Bylaws; Directors and Officers	8
2.5	Conversion of Shares	9
2.6	Surrender of Certificates; Stock Transfer Books	10
2.7	Dissenters’ Rights	12
2.8	Treatment of Company Equity Awards	13
2.9	Further Action	13

	Section 3

	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Due Organization; Subsidiaries, Etc.	14
3.2	Certificate of Incorporation and Bylaws	15
3.3	Capitalization, Etc.	15
3.4	SEC Filings; Financial Statements	16
3.5	Absence of Changes; No Material Adverse Effect	20
3.6	Title to Assets	20
3.7	Real Property	20
3.8	Intellectual Property	21
3.9	Contracts	24
3.10	Liabilities	26
3.11	Compliance with Legal Requirements	26
3.12	Privacy and Data Security	26
3.13	Certain Business Practices	27
3.14	Governmental Authorizations	28
3.15	Tax Matters	28
3.16	Employee Matters; Benefit Plans	31

i

3.17	Environmental Matters	34
3.18	Insurance	35
3.19	Legal Proceedings; Orders	35
3.20	Authority; Binding Nature of Agreement	35
3.21	Takeover Laws	36
3.22	Non-Contravention; Consents	36
3.23	Affiliate Transactions	37
3.24	Opinion of Financial Advisors	37
3.25	Brokers and Other Advisors	37
3.26	Acknowledgment by the Company	38

	Section 4

	REPRESENTATIONS AND WARRANTIES OF PARENT AND merger sub

4.1	Due Organization	38
4.2	Merger Sub	38
4.3	Authority; Binding Nature of Agreement	38
4.4	Non-Contravention; Consents	39
4.5	Disclosure	39
4.6	Absence of Litigation	40
4.7	Funds	40
4.8	Ownership of Shares	42
4.9	Acknowledgement by Parent and Merger Sub	42
4.10	Brokers and Other Advisors	43

	Section 5

	CERTAIN COVENANTS OF THE COMPANY

5.1	Access and Investigation	43
5.2	Operation of the Acquired Companies’ Business	43
5.3	No Solicitation	47

	Section 6

	ADDITIONAL COVENANTS OF THE PARTIES

6.1	Company Board Recommendation	49
6.2	Filings, Consents and Approvals	51
6.3	Employment Matters	53
6.4	ESPP	56
6.5	Indemnification of Officers and Directors	56
6.6	Shareholder Litigation	58
6.7	Additional Agreements	58
6.8	Disclosure	58

6.9	Takeover Laws	59
6.10	Section 16 Matters	59
6.11	Rule 14d-10 Matters	59
6.12	Stock Exchange Delisting; Deregistration	59
6.13	Director Resignation	59
6.14	Notice of Certain Events	60
6.15	Payoff	60
6.16	Cooperation with Debt Financing	61

	Section 7

	CONDITIONS PRECEDENT TO THE MERGER
7.1	No Restraints	65
7.2	Consummation of Offer	65

	Section 8

	TERMINATION

8.1	Termination	65
8.2	Effect of Termination	67
8.3	Expenses; Termination Fees	67

	Section 9

	MISCELLANEOUS PROVISIONS

9.1	Amendment	69
9.2	Waiver	69
9.3	No Survival of Representations and Warranties	69
9.4	Entire Agreement; Counterparts	69
9.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies	70
9.6	Assignability	71
9.7	No Third Party Beneficiaries	71
9.8	Transfer Taxes	72
9.9	Notices	72
9.10	Severability	73
9.11	Obligation of Parent	73
9.12	Construction	73
9.13	Waiver of Claims Against Financing Sources	74

Exhibits

Exhibit A	Certain Definitions

Annexes

Annex I	Conditions to Offer
Annex II	Form of Certificate of Incorporation of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of August 9, 2023 by and among: Cegeka Groep NV, a Belgian limited liability company (“Parent”); Chicago Merger Sub, Inc., a New York corporation and wholly-owned subsidiary of Parent (“Merger Sub”); and Computer Task Group, Incorporated, a New York corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

(A) Upon the terms and subject to the conditions of this Agreement, Parent has agreed to cause Merger Sub to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (regardless of whether issued or outstanding, the “Shares”), other than the Excluded Shares, for (i) $10.50 per share, net to the seller in cash (as may be adjusted in accordance with Section 1.1(g), the “Offer Price”), without interest and subject to any withholding of Taxes.

(B) As soon as practicable following the consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding Share as of the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Offer Price, in cash, without interest, and subject to any withholding of Taxes, and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

(C) The board of directors of the Company (the “Board of Directors”) has unanimously (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its shareholders, (ii) declared it advisable to enter into this Agreement, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 905 of the NYBCL, and (v) resolved to recommend that the shareholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer (the preceding clauses (i) through (v), the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of this Agreement.

(D) The board of directors of each of Parent and Merger Sub have approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement.

(E) Parent, Merger Sub and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 905 of the NYBCL and shall, subject to the satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the consummation of the Offer.

(F) As a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement and to consummate the Offer and the Merger, Parent has entered into a tender and support agreement, dated as of the date hereof, with the directors and certain executive officers of the Company (the “Support Agreement”).

AGREEMENT

The Parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1

THE OFFER

1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8, as promptly as practicable after the date of this Agreement but in no event more than ten (10) Business Days after the date of this Agreement (subject to the Company having timely provided any information required to be provided by it pursuant to Sections 1.1(e) and 1.2(b)), Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the outstanding Shares (other than Shares to be cancelled pursuant to Sections 2.5(a)(i) and 2.5(a)(ii) (such other Shares, collectively, the “Excluded Shares”)), at a price per Share equal to the Offer Price, net to the seller in cash, without interest, and subject to any withholding of Taxes in accordance with Section 2.6(e).

(b) Terms and Conditions of the Offer. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any Shares validly tendered pursuant to the Offer are subject only to the terms and conditions set forth in this Agreement, including the satisfaction of the Minimum Condition, the Termination Condition and the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition, the Termination Condition and the other Offer Conditions. Merger Sub expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, notwithstanding anything to the contrary contained in this Agreement, without the prior written Consent of the Company, Parent and Merger Sub shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend, modify or waive the Minimum Condition, Termination Condition or the conditions set forth in clause (e) or (g) of Annex I, (F) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such, (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, in each case, except as provided in Sections 1.1(c) or 1.1(d) or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Section 8.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) Business Days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) from the Offer Commencement Date (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date”, and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8: (i) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Merger Sub or Parent, to the extent waivable by Merger Sub or Parent, Merger Sub or Parent may, in their sole discretion (and without the Consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied; (ii) Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer from time to time for: (A) any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or NASDAQ applicable to the Offer; and (B) periods of up to ten (10) Business Days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related Legal Requirement shall have expired or been terminated; and (iii) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer on one or more occasions for an additional period of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied; provided, however, that in no event under this Agreement shall Merger Sub or Parent: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of this Agreement in compliance with Section 8 and (y) the End Date (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written Consent of the Company. Except in the case of the valid termination of this Agreement in compliance with Section 8, Merger Sub shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written Consent of the Company.

(d) Termination of Offer. Nothing in this Section 1.1 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Merger Sub to terminate this Agreement pursuant to Section 8. In the event that this Agreement is validly terminated pursuant to Section 8, Merger Sub shall (and Parent shall cause Merger Sub to) immediately, irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Merger Sub in accordance with the terms of this Agreement, Merger Sub shall immediately return, and shall cause any depository acting on behalf of Merger Sub to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the Offer Commencement Date, Parent and Merger Sub shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with any exhibits, amendments or supplements thereto, the “Offer Documents”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements. Parent and Merger Sub agree that they shall cause the Offer Documents filed by either Parent or Merger Sub with the SEC to (x) comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Merger Sub with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Merger Sub and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Merger Sub further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. The Company consents to the inclusion of the Company Board Recommendation in the Offer Documents. The Company shall promptly furnish or otherwise make available to Parent and Merger Sub or Parent’s legal counsel all information concerning the Company and the Company’s shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Merger Sub shall give reasonable and good faith consideration to any such comments made by the Company or its counsel. Parent and Merger Sub agree to provide the Company and its counsel with any comments (including oral comments) Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments (including oral comments).

(f) Funds. Without limiting the generality of Section 9.11, Parent shall cause to be provided to Merger Sub, on a timely basis, all of the funds necessary to purchase all Shares that Merger Sub becomes obligated to purchase pursuant to the Offer, and shall cause Merger Sub to perform, on a timely basis, all of Merger Sub’s obligations under this Agreement. Parent and Merger Sub shall, and each of Parent and Merger Sub shall ensure that all of their respective Affiliates shall, tender any Shares held by them into the Offer.

(g) Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction (other than the issuance of the Top-Up Shares), then the Offer Price shall be appropriately adjusted; provided, however, that nothing in this Section 1.1(g) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

(h) Acceptance. Subject only to the satisfaction or, to the extent waivable by Merger Sub or Parent, waiver by Merger Sub or Parent of each of the Offer Conditions, Merger Sub shall (and Parent shall cause Merger Sub to) (i) promptly after (and in any event no later than the first Business Day after) the Expiration Date accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after (and in any event no later than the second Business Day after) the Offer Acceptance Time pay for such Shares.

1.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable on the Offer Commencement Date, following the filing of the Offer Documents, the Company shall (i) file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.1(b), shall reflect the Company Board Recommendation and include the notice and other information required by the NYBCL and (ii) cause the Schedule 14D-9 and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements, including by setting the Shareholder List Date as the record date for purposes of receiving the notice required by the NYBCL. The Company agrees that it shall cause the Schedule 14D-9 to (x) comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Merger Sub and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. Parent and Merger Sub shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent or Merger Sub that may be required or reasonably requested in connection with any action contemplated by this Section 1.2(a). Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any such comments made by Parent or its counsel. The Company agrees to provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments).

(b) Shareholder Lists. The Company shall promptly furnish Parent with a list of its shareholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of shareholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, which date shall not be more than ten (10) Business Days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated, the “Shareholder List Date”). Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, including the Top-Up Option, Parent and Merger Sub and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request by the Company, deliver, and shall use their reasonable best efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control, and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.

(c) Share Registry. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Merger Sub effective immediately after the Offer Acceptance Time.

1.3 Top-Up Option.

(a) The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in this Section 1.3, to purchase at a price per share equal to the Offer Price that number of newly issued, fully paid and nonassessable Shares (the “Top-Up Shares”) equal to the lesser of (i) the lowest number of Shares that, when added to the number of Shares owned by Parent, Merger Sub and any of their respective Subsidiaries at the time of exercise of the Top-Up Option, shall constitute one share more than 90% of the outstanding Shares immediately after the issuance of the Top-Up Shares on a fully-diluted basis (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) and (ii) the aggregate number of authorized but unissued and unreserved Shares (including as authorized and unissued Shares, for purposes hereof, any Shares held in the treasury of the Company). Upon Parent’s request, the Company shall use its reasonable best efforts to cause its transfer agent to certify in writing to Parent the number of Shares issued and outstanding as of immediately prior to the exercise of the Top-Up Option and after giving effect to the issuance of the Top-Up Shares. The Top-Up Option shall be exercisable only once, in whole but not in part, at any time following the Offer Acceptance Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of this Agreement in accordance with its terms.

(b) In the event the Minimum Condition is satisfied and exercise of the Top-Up Option would result in Merger Sub and Parent collectively owning one share more than 90% of the total Shares on a fully diluted basis (assuming conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof) then outstanding, then Merger Sub shall be obligated to exercise the Top-Up Option and shall do so on the same day on which Merger Sub accepts for payment Shares tendered pursuant to the Offer; provided that in no event shall the Top-Up Option be exercised (i) for a number of Shares in excess of the number of authorized but unissued and unreserved Shares (including as authorized and unissued Shares, for purposes hereof, any Shares held in the treasury of the Company) or (ii) if any provision of applicable Legal Requirement shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares. Upon exercise of the Top-Up Option in accordance with the immediately preceding sentence, Merger Sub shall promptly on such date of exercise deliver to the Company written notice (the “Top-Up Notice”), specifying the aggregate number of Shares owned by Parent, Merger Sub and any of their respective Subsidiaries at the time of such notice (giving effect to Section 1.1(h) hereof). Upon request of Parent, the Company shall use its reasonable best efforts to cause its transfer agent to certify in writing to Merger Sub the number of Shares as of immediately prior to the exercise of the Top-Up Option. At the closing of the purchase of Top- Up Shares, which shall take place at the location of the Closing specified in Section 2.3 and shall take place simultaneously with the Offer Acceptance Time, the aggregate purchase price owed by Merger Sub to the Company for the Top-Up Shares shall be paid to the Company by (A) paying in cash by wire transfer of same -day funds an amount equal to not less than the aggregate par value of the Top-Up Shares and (B) issuing to the Company a promissory note having a principal amount equal to the aggregate purchase price pursuant to the Top-Up Option less the amount paid in cash pursuant to the preceding clause (A) (the “Promissory Note”). The Promissory Note (i) shall bear simple interest at a rate of three percent (3%) per annum, payable in arrears at maturity, (ii) shall mature on the first anniversary of the date of execution of the Promissory Note, (iii) shall be full recourse to Merger Sub, (iv) may be prepaid, at any time, in whole or in part, without premium or penalty and (v) shall have no other material terms. At the closing of the purchase of the Top-Up Shares or as promptly as practicable thereafter, the Company shall cause to be issued to Merger Sub a certificate representing the Top-Up Shares or the applicable number of Book-Entry Shares. Such certificates or Book-Entry Shares may include any legends that are required by federal or state securities Legal Requirements. The Parties agree to use their best efforts to cause the closing of the purchase of the Top-Up Shares to occur on the same day that the Top-Up Notice is deemed received by the Company pursuant to Section 9.9, and if not so consummated on such day, as promptly thereafter as possible.

(c) Parent and Merger Sub acknowledge that no Top-Up Shares issued upon exercise of the Top-Up Option will be registered under the Securities Act and that all such shares will be issued in reliance upon an applicable exemption from registration under the Securities Act. Each of Parent and Merger Sub hereby represents and warrants to the Company that Merger Sub is, and will be, upon the purchase of the Top-Up Shares, an “accredited investor,” as defined in Rule 501 of Regulation D under the Securities Act. Merger Sub agrees that the Top-Up Option and the Top-Up Shares to be acquired upon exercise of the Top-Up Option are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act) in violation of the Securities Act.

(d) Without the prior written Consent of the Company, the right to exercise the Top-Up Option granted pursuant to this Agreement may not be assigned by Merger Sub other than to Parent or a direct or indirect wholly owned Subsidiary of Parent, including by operation of law or otherwise, and any attempted assignment in violation of this Section 1.3(d) will be null and void.

SECTION 2

MERGER TRANSACTION

2.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 905 of the NYBCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease, and the Company will continue as the Surviving Corporation.

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the NYBCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the consummation of the Merger (the “Closing”) shall take place at the offices of Baker McKenzie LLP, 1900 N. Pearl Street, Suite 1500, Dallas, Texas, 75201, as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time except if the conditions set forth in Section 7.1 shall not be satisfied or, to the extent permissible by applicable Legal Requirements, waived as of such date, in which case on the first Business Day on which all conditions set forth in Section 7.1 are satisfied or, to the extent permissible by applicable Legal Requirements, waived, unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Merger Sub shall file or cause to be filed a certificate of merger with the Secretary of State of the State of New York with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the NYBCL, and the Parties shall take all such further actions as may be required by applicable Legal Requirements to make the Merger effective. The Merger shall become effective upon the date and time of the filing of that certificate of merger with the Secretary of State of the State of New York or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time, the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers.

(a) As of the Effective Time, the certificate of incorporation of the Company shall by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Annex II and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.5(a).

(b) As of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.5(a), except that references to the name of Merger Sub shall be replaced by references to the name of the Surviving Corporation.

(c) As of the Effective Time, the directors and officers of the Surviving Corporation shall be the respective individuals who served as the directors and officers of Merger Sub as of immediately prior to the Effective Time, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

2.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company:

(i) any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares held immediately prior to the Effective Time by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses (i) and (ii) above and subject to Section 2.5(b), each Share outstanding immediately prior to the Effective Time (other than any Dissenting Shares, which shall have only those rights set forth in Section 2.7) shall be converted into the right to receive the Offer Price (the “Merger Consideration”), in each case without any interest thereon and subject to any withholding of Taxes in accordance with Section 2.6(e); and

(iv) each share of the common stock, $0.01 par value per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation. From and after the Effective Time, subject to this Section 2.5(a), all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such shares of Company Common Stock in accordance with Section 2.6.

(b) If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction (other than the issuance of the Top-Up Shares), then the Merger Consideration shall be appropriately adjusted; provided, that nothing in this Section 2.5(b) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

2.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of Shares to receive the aggregate Merger Consideration to which holders of such Shares shall become entitled pursuant to Section 1.1(b) and to act as agent (the “Paying Agent”) for the holders of Shares to receive the aggregate Merger Consideration to which holders of such Shares shall become entitled pursuant to Section 2.5. Promptly after (and in any event no later than the second Business Day after) the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make the payment of the aggregate Merger Consideration payable pursuant to Section 1.1(h). Promptly after the Closing Date (and in any event no later than the second Business Day after), Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to pay the aggregate Merger Consideration payable pursuant to Section 2.5 (together with the amount deposited pursuant the immediately preceding sentence, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay the aggregate Merger Consideration in the Offer and the Merger and pursuant to Section 2.9. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided that such investments shall be (w) in obligations of or guaranteed by the United States of America, (x) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (y) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or (z) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months.

(b) Promptly after the Effective Time (but in no event later than five (5) Business Days thereafter), the Surviving Corporation shall cause to be delivered to each Person who was, at the Effective Time, a holder of record of (i) Shares represented by a certificate evidencing such Shares (the “Certificates”) or (ii) Book-Entry Shares, who, in each case was entitled to receive the Merger Consideration pursuant to Section 2.5, (A) a form of letter of transmittal, which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) to the Paying Agent, or a customary agent’s message in respect to Book-Entry Shares, and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration issuable and payable in respect of such Shares pursuant to Section 2.5. Upon surrender to the Paying Agent of Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) or Book-Entry Shares, together with such letter of transmittal in the case of Certificates, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to the instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry

Shares, and such Certificates and Book-Entry Shares shall then be cancelled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such transfer or other Taxes either have been paid or are not applicable. None of Parent, Merger Sub or the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 2.6(b) under any circumstance. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.6, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 2.5.

(c) At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (with respect to the aggregate Merger Consideration to which holders of Shares shall become entitled pursuant to Section 2.5) which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e) Each of the Company, the Surviving Corporation, Parent and Merger Sub, and their respective Affiliates, shall be entitled to deduct and withhold (or cause the Paying Agent or the Depository Agent to deduct and withhold) from the Offer Price, the Merger Consideration payable to any holder of the Shares or any holder of Company Options, Company RSUs, Company PSUs or any other consideration otherwise payable pursuant to this Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes; provided that no such deduction or withholding shall be permitted or made pursuant to Section 1445 of the Code. Each such payor shall take all action that may be necessary to ensure that any such amounts so withheld are timely and properly remitted to the appropriate Governmental Body. To the extent that amounts are so withheld and properly remitted to the appropriate Governmental Body, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, holder of Company Options, Company RSUs, Company PSUs or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of the Shares formerly represented by that Certificate, or by a representative of that holder, claiming that Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by that holder of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Section 2.

2.7 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 623 of the NYBCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 623 of the NYBCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the NYBCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and shall be entitled to only such consideration as shall be determined pursuant to Section 910 of the NYBCL; provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the NYBCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), and such Shares shall not be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent and Merger Sub of any demands received by the Company for appraisal of any Dissenting Shares, withdrawals of such demands and any other instruments served pursuant to Section 623 of the NYBCL, in each case prior to the Effective Time. Parent and Merger Sub shall have the right to direct and participate in all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written Consent of Parent and Merger Sub, settle or offer to settle, or make any payment with respect to, any such demands, or agree or commit to do any of the foregoing.

2.8 Treatment of Company Equity Awards.

(a) At the Effective Time, each Company Option that is then outstanding and unexercised, whether or not vested and which has a per share exercise price that is less than the Offer Price (each, an “In the Money Option”), shall be cancelled and converted into the right to receive a cash payment equal to (i) the excess, if any, of (A) the Offer Price over (B) the exercise price payable per Share under such In the Money Option, (ii) multiplied by the total number of Shares subject to such In the Money Option immediately prior to the Effective Time (without regard to vesting).

(b) At the Effective Time, each Company Option other than an In the Money Option that is then outstanding and unexercised, whether or not vested (each, an “Out of the Money Option”), shall be cancelled without payment of consideration, and all rights with respect to such Out of the Money Option shall terminate as of the Effective Time.

(c) At the Effective Time, each then outstanding Company RSU, whether or not vested, shall be canceled and the holder thereof shall be entitled to receive a cash payment equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company RSU.

(d) At the Effective Time, each then outstanding Company PSU, whether or not vested, shall be canceled and the holder thereof shall be entitled to receive a cash payment equal to the product of (i) the Offer Price and (ii) the number of Shares subject to such Company PSU immediately prior to the Effective Time (determined at the target level of performance).

(e) As soon as reasonably practicable after the Effective Time (but no later than the second payroll date after the Effective Time), Parent shall cause the Surviving Corporation or its Affiliate to, and the Surviving Corporation or its Affiliate, as applicable, shall, pay the aggregate consideration payable pursuant to Sections 2.8(a), 2.8(c), and 2.8(d) net of any applicable withholding Taxes, payable with respect to In the Money Options, Company RSUs or Company PSUs through, to the extent applicable, the Surviving Corporation’s or its Affiliate’s payroll to the holders of Company Options, Company RSUs and Company PSUs.

(f) Prior to the Effective Time, the Company shall take all actions that it determines to be appropriate or necessary to effect the transactions described in this Section 2.8.

(g) To the extent a payment made pursuant to the timing set forth in this Section 2.8 would trigger a Tax or penalty under Section 409A of the Code, such payment shall be made, without interest, on the earliest date that payment would not trigger such Tax or penalty.

2.9 Further Action. The Parties agree to take all necessary action to cause the Merger to become effective in accordance with this Section 2 as soon as practicable following the consummation of the Offer without a meeting of the Company’s shareholders, as provided in Section 905 of the NYBCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub as follows (it being understood that each representation and warranty contained in this Section 3 is subject to (a) exceptions and disclosures set forth in the section or subsection of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 3; (b) any exception or disclosure set forth in any other section or subsection of the Company Disclosure Schedule to the extent it is reasonably apparent on its face from the text of such exception or disclosure that such exception or disclosure is applicable to qualify such representation and warranty; and (c) other than with respect to Sections 3.1, 3.2, 3.3, 3.20 and 3.22, disclosure in the Company SEC Documents filed on or after January 1, 2020 and publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) at least three (3) Business Days prior to the date of this Agreement (other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other general cautionary or forward-looking statements in any other sections of such Company SEC Documents)):

3.1 Due Organization; Subsidiaries, Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of New York, and the Company’s only Subsidiaries are set forth on Section 3.1 of the Company Disclosure Schedule (the Company and each such Subsidiary, an “Acquired Company” and collectively, the “Acquired Companies”). Each such Subsidiary is a legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable. Each Acquired Company has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used. Each Acquired Company is qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company owns, directly or indirectly, all of the outstanding shares of capital stock, ordinary shares, or other equity interests of the other Acquired Companies, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws. Except for the outstanding shares of capital stock, ordinary shares or other equity interests of the other Acquired Companies held by the Company, directly or indirectly, no Acquired Company owns, directly or indirectly, any capital stock, ordinary shares or other equity interests in, or subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire, or other securities convertible into or exchangeable or exercisable for, any capital stock, ordinary shares or other equity interests of any Entity.

3.2 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of each Acquired Company, including all amendments thereto, as in effect on the date hereof, and each as so delivered is in full force and effect. The Company is not in violation of any of the material provisions of the Company’s certificate of incorporation or bylaws.

3.3 Capitalization, Etc.

(a) The total authorized capital stock of the Company consists of: (i) 150,000,000 Shares, of which 16,044,813.5554 Shares had been issued and were outstanding and 10,973,011.9622 held in treasury, in each case, as of the close of business on August 2, 2023; and (ii) 2,500,000 shares of Company Preferred Stock, of which zero shares had been issued and were outstanding as of the close of business on August 2, 2023. The total authorized capital stock and ordinary shares, together with all issued and outstanding shares thereof, of the other Acquired Companies are set forth on Section 3.3(a) of the Company Disclosure Schedule, which shares constitute all of the outstanding capital stock, ordinary shares or other equity interests of the other Acquired Companies. All of the outstanding shares of the capital stock of the Company and the outstanding shares of capital stock, ordinary shares or other equity interests of the other Acquired Companies have been duly authorized and validly issued, and are fully paid and nonassessable.

(b) (i) None of the outstanding shares of capital stock, ordinary shares or other equity interests of the Acquired Companies are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of capital stock, ordinary shares or other equity interests of the Acquired Companies are subject to any right of first refusal in favor of any Acquired Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of any Acquired Company having a right to vote on any matters on which the equityholders of the Acquired Companies have a right to vote; and (iv) there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of capital stock, ordinary shares or other equity interests of the Acquired Companies. No Acquired Company is under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of capital stock, ordinary shares or other equity interests of the Acquired Companies or to make any future investment in or capital contribution to any Person. The Shares constitute the only outstanding class of securities of any Acquired Company registered under the Securities Act.

(c) As of the close of business on August 2, 2023: (i) 1,332,068 Shares were subject to issuance pursuant to Company Options granted and outstanding under the Company Equity Plans, (ii) 1,155,349 Shares were subject to issuance pursuant to Company RSUs and Company PSUs granted and outstanding under the Company Equity Plans, (iii) 443,843 Shares were reserved for future issuance under Company Equity Plans and (iv) 118,648 Shares were reserved for future issuance under the Company ESPP. As of the close of business on August 2, 2023, the weighted average exercise price of the Company Options outstanding as of that date was $9.55. Other than as set forth in this Section 3.3(c), there are no issued, reserved for issuance (or promised for issuance or grant), outstanding or authorized stock option, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to any Acquired Company.

(d) Except (y) as set forth in this Section 3.3, and (z) Company Options, Company RSUs and Company PSUs outstanding as of the date of this Agreement, there are no: (i) outstanding shares of capital stock of or other securities of any Acquired Company; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any Acquired Company, in each case other than derivative securities not issued by an Acquired Company; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of any Acquired Company; or (iv) shareholder rights plans (or similar plans commonly referred to as a “poison pill”) or Contracts under which any Acquired Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(e) Section 3.3(e) of the Company Disclosure Schedule sets forth, as of the close of business on August 2, 2023, a correct and complete list of all outstanding Company Options, Company RSUs and Company PSUs, and with respect to each such award, to the extent applicable, (i) the holder (name or employee identification number), (ii) the type of award, (iii) the date of grant, (iv) the number of Shares underlying such award, (v) whether such award is intended to qualify as an “incentive stock option” under Section 422 of the Code, (vi) the Company Equity Plan pursuant to which the award was granted, and (vii) the exercise price per Share. Each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Board of Directors (or a duly constituted and authorized committee thereof or other authorized designee) and any required stockholder approval by the necessary number of votes or written consents. The Company does not have any liability in respect of any Company Option that was granted with a per share exercise price that was less than the fair market value of a Share on the applicable Company Option grant date, and the Company has not granted any Company Options that are subject to the provisions of Section 409A of the Code. The Company has the requisite authority under the terms of the applicable Company Equity Plan, the applicable award agreements, and any other applicable Contract to take the actions contemplated by Section 2.8.

3.4 SEC Filings; Financial Statements.

(a) Since January 1, 2020, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC

(as supplemented, modified or amended since the time of filing, the “Company SEC Documents”). As of their respective dates, or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act of 2001, as amended (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no amendments or modifications to the Company SEC Documents that are required to be filed with (or furnished to) the SEC, but that have not yet been filed with (or furnished to) the SEC. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act.

(b) The financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) have been derived from the accounting books and records of the Acquired Companies; (ii) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (iii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act); and (iv) fairly presented, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes and to normal and recurring year-end adjustments that, as applicable, were not or will not be, individually or in the aggregate, material).

(c) The Company has established and maintains, and since January 1, 2020 has maintained, a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the

fiscal year ended December 31, 2022, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective. The Company has disclosed, based on the most recent evaluation of internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Board of Directors (1) all “significant deficiencies” and “material weaknesses”(as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2020, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by any Acquired Company, which is reasonably likely to adversely affect any Acquired Company’s ability to record, process, summarize and report financial information; or (2) any fraud, whether or not material, that involves the management or other employees of any Acquired Company who have a significant role in any Acquired Company’s internal control over financial reporting.

(d) The Acquired Companies are in compliance, and since January 1, 2020, have been in compliance, in all material respects with the applicable provisions of the Sarbanes-Oxley Act and all applicable rules, regulations and requirements of the SEC.

(e) As of the date of this Agreement, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of any Acquired Company or any malfeasance by any director or executive officer of any Acquired Company. Since January 1, 2020, there have been no internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of the Company or the Board of Directors or any committee of the Board of Directors.

(f) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the applicable Company SEC Documents, and the statements contained in such certifications are true and correct. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company does not have, and has not arranged any, outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(g) Since January 1, 2020, (i) no Acquired Company has received any written or, to the Knowledge of the Company, oral complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of any Acquired Company, or unlawful accounting or auditing matters with respect to the Company or any of its Subsidiaries and (ii) no attorney representing any Acquired Company, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Legal Requirements, breach of fiduciary duty or similar violation by any Acquired Company or any of their respective officers, directors, employees or agents to the Board of Directors or any committee thereof or to the general counsel or chief executive officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.

(h) The Company has established and maintains, and since January 1, 2020 has maintained, disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance, and since January 1, 2020, has been in compliance, in all material respects with all current listing and corporate governance requirements of NASDAQ.

(i) The Company is not a party to, nor does it have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any other Acquired Company in the Company SEC Documents.

(j) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company. Prior to the date of this Agreement, to the extent not publicly available in the EDGAR database of the SEC at least three (3) Business Days prior to the date of this Agreement, the Company has furnished to Parent complete and correct copies of all comment letters from the SEC since January 1, 2020 through the date of this Agreement with respect to any of the Company SEC Documents, together with all written responses of the Company thereto.

(k) Each document required to be filed by the Company with the SEC in connection with the Offer, including the Schedule 14D-9 (together with any exhibits, amendments or supplements to such documents, the “Company Disclosure Documents”), when filed, distributed or otherwise disseminated to the Company’s shareholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents with the SEC and at the time such Company Disclosure Documents are first distributed or otherwise disseminated to the Company’s shareholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(l) The information with respect to the Company that the Company furnishes to Parent or Merger Sub specifically for use in the Offer Documents, at the time of the filing of and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference in the Company Disclosure Documents based solely on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Company Disclosure Documents.

(m) All outstanding securities of the Company have been offered, issued and sold, as applicable, in compliance in all material respects with all applicable securities Legal Requirements, including the Securities Act and “blue sky” Legal Requirements.

3.5 Absence of Changes; No Material Adverse Effect. From January 1, 2023 through the date of this Agreement;

(a) except for discussions, negotiations and activities related to this Agreement or other potential strategic transactions, the Acquired Companies have operated in all material respects in the ordinary course of business consistent with past practice; and

(b) there has not occurred any event, occurrence, circumstance, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.

3.6 Title to Assets. Each Acquired Company has good and valid title to all assets (excluding Intellectual Property Rights) owned by it as of the date of this Agreement, and such assets are sufficient to carry on the respective businesses of the Acquired Companies as currently conducted and, with respect to the products currently under development, as proposed to be conducted, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All of such assets are owned by the Acquired Companies free and clear of any Encumbrances (other than Permitted Encumbrances).

3.7 Real Property.

(a) The Acquired Companies do not own any real property and, since January 1, 2021, have never owned any real property.

(b) Set forth on Section 3.7(b) of the Company Disclosure Schedule is a correct and complete list (with addresses) of all Real Property Leases. The Acquired Companies hold valid and existing leasehold interests in the real property that is leased or subleased by the Acquired Companies from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances. With respect to each of the Real Property Leases: (i) no Acquired Company subleases, licenses, or otherwise grants to any Person the right (whether written or oral) to use or occupy the Leased Real Property or any portion thereof; (ii) the applicable Acquired Company’s possession and quiet enjoyment of the Leased Real Property under such Real Property Lease is not being disturbed and has not been disturbed in any material respects; (iii) each applicable Acquired Company has made available true, correct and complete copies of all Real Property Leases; (iv) all rent and other amounts due and payable with respect to the Leased Real Property have been paid in all material respects; (v) each Acquired Company is not in material default under the applicable Real Property Lease nor, to the Knowledge of the Company, has an event occurred which would, with the giving of notice or the expiration of time, result in such material default by it or by any other party to such Real Property Lease.

(c) The Leased Real Property comprises all of the real property used in the business of the Acquired Companies, and which are necessary, in all material respects, for the continued operation of the business of the Acquired Companies as the business is currently conducted.

(d) The Leased Real Property and each Acquired Company’s use and operation thereof, complies in all material respects with all applicable Legal Requirements. There is no, and the Acquired Companies have not received any written notice of any, material non-compliance with any Legal Requirements that has not been resolved.

3.8 Intellectual Property.

(a) Section 3.8(a) of the Company Disclosure Schedule identifies: (A) with regard to each active Registered IP included in the Owned IP (“Owned Registered IP”): (i) the name of the current owner thereof, (ii) the jurisdiction in which such Owned Registered IP is pending, registered or issued, (iii) the application or registration or patent number for such Owned Registered IP; and (B) any material unregistered Trademark and software included in the Owned IP. All such issued and pending Owned Registered IP is subsisting and, to the Knowledge of the Company, valid and enforceable. As of the date of this Agreement, no interference, opposition, reissue, reexamination proceeding, cancellation proceeding, or other Legal Proceeding (other than routine examination proceedings with respect to pending applications) is pending or, to the Knowledge of the Company, threatened in writing against any Acquired Company, in which the scope, validity, enforceability, priority, inventorship, or ownership of any Owned Registered IP is being contested or challenged. With respect to active Owned Registered IP, the Acquired Companies have taken all reasonable steps necessary to maintain such registrations and applications, as applicable, including by payment when due of all maintenance fees and annuities and the filing of all necessary responses, renewals, statements, and certifications.

(b) The Acquired Companies are the sole and exclusive owners of all right, title, and interest in and to all Owned IP, free and clear of any Out-bound Licenses (subject to Section 3.8(f)) and Encumbrances other than Permitted Encumbrances. The Acquired Companies have the right to use and hold for use all third-party Intellectual Property Rights used or held for use by an Acquired Company pursuant to a valid and, to the Knowledge of the Company, enforceable In-bound License. The Company IP includes all Intellectual Property Rights necessary and sufficient for the operation of the Acquired Companies’ business as currently conducted, other than as would not be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) No Company Associate owns or has any valid claim, right (whether or not currently exercisable, other than licenses or rights granted to such Company Associate in connection with performing under such Company Associate’s engagement by an Acquired Company), or interest to or in any Owned IP and each Company Associate who is or was involved in the creation or development of any Intellectual Property Rights for or on behalf of an Acquired Company owned by or in the possession of an Acquired Company has signed an agreement containing an assignment of such Intellectual Property Rights to an Acquired Company, or an Acquired Company otherwise acquired such Intellectual Property Rights. Each Company Associate or Person having received access by the Acquired Companies to Trade Secrets or other confidential information owned by or in the possession of an Acquired Company has agreed to, or is otherwise subject to, confidentiality obligations protecting such Trade Secrets and confidential information. To the Knowledge of the Company, there is no breach under any such agreement.

(d) No funding, facilities, or personnel of any Governmental Body or any university, college, research institute or other educational institution is being or has been used to create, participated in or contributed to the creation, in whole or in part, of Owned IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining rights to or protections from such Owned IP.

(e) The Acquired Companies have taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all Trade Secrets and other material confidential information included in the Owned IP and maintain the confidentiality of Trade Secrets and other material confidential information owned by third parties included in the Company IP in material compliance with the confidentiality agreement under which such Trade Secrets were disclosed to the Acquired Companies.

(f) Section 3.8(f) of the Company Disclosure Schedule sets forth each written license, covenant not to sue, covenant not to assert or enforce, or other agreement pursuant to which an Acquired Company is granted any rights or protections in any Intellectual Property Right (each an “In-bound License”) or licenses out any Owned IP (each an “Out-bound License”) (provided, that, In-bound Licenses shall not include commercially available off-the-shelf software agreements, employment agreements, and non-disclosure agreements and material transfer agreements entered into in the ordinary course of business consistent with past practice, and, Out-bound Licenses shall not include non-exclusive outbound licenses or grants contained in contract manufacturing agreements, employment agreements, or standard customer terms, and non-disclosure agreements and material transfer agreements entered into in the ordinary course of business consistent with past practice).

(g) To the Knowledge of the Company, the operation of the Acquired Companies’ business has not infringed, misappropriated, or otherwise violated since January 1, 2022, and as currently conducted does not infringe, misappropriate, or otherwise violate, any Intellectual Property Rights owned by any other Person. As of the date of this Agreement: (i) no Legal Proceeding is pending after having been served on the Acquired Companies, and, to the Knowledge of the Company, no Legal Proceeding is pending without having been served on the Acquired Companies or is being threatened in writing against an Acquired Company, in each case, relating to any actual, alleged, or suspected infringement, misappropriation, or other violation of any Intellectual Property Rights of another Person and (ii) since January 1, 2020, no Acquired Company has received any written notice or other written communication relating to any actual, alleged or suspected infringement, misappropriation, or other violation of any Intellectual Property Right of another Person by an Acquired Company.

(h) To the Knowledge of the Company, no Person is infringing, misappropriating, or otherwise violating any Company IP. As of the date of this Agreement, no Legal Proceeding is pending that has been filed or threatened in writing by an Acquired Company relating to any actual, alleged, or suspected infringement, misappropriation or other violation of any Owned IP.

(i) None of the Owned IP is subject to any pending or outstanding injunction, directive, order, forbearance to sue, consent ruling, judgment or other disposition by any Governmental Body in a Legal Proceeding to which an Acquired Company was a party, or the settlement of a dispute involving the Owned IP in a written agreement to which an Acquired Company is a party, in each case that adversely restricts the use, transfer, or licensing of any such Owned IP by an Acquired Company, or otherwise adversely affects the validity, scope, use, registrability, or enforceability of any Owned IP.

(j) The Acquired Companies have not entered into a written Contract under which the execution, delivery, or performance of this Agreement and the consummation of the Transactions will (i) cause any Person (other than as contemplated in this Agreement) to acquire, have, or receive any ownership, co-ownership, license (exclusive, non-exclusive, or otherwise), covenant not to sue, covenant not to assert, covenant not to enforce, immunity from liability or Legal Proceeding, option, right of purchase or first or last refusal, or claim or right or other Encumbrance to or under any Company IP; (ii) give any Person the right to challenge the ownership, validity, or enforceability of, or any right to, any Company IP; or (iii) cause any termination, modification, or change, or cause any Person to have the right to terminate, modify, or change, any right in or under any In-bound License or any Out-bound License or any term of any In-bound License or any Out-bound License, including any royalty, fees, or other amount in connection therewith.

(k) Except as would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Company, the: (i) Company IT Assets operate and perform in a manner that permits the Acquired Companies to conduct their business as currently conducted in all material respects; (ii) to the Knowledge of the Company, no Person has gained unauthorized access to the Company IT Assets; (iii) the Acquired Companies take, and have taken since January 1, 2020, commercially reasonable actions, consistent with current industry standards, to protect the integrity and security of the Company IT Assets (and all information and transactions stored or contained therein or transmitted thereby, including Personal Data) against any unauthorized use, access, interruption, modification or corruption, including the implementation of commercially reasonable (A) data backup, (B) disaster avoidance and recovery procedures, and (C) business continuity procedures, in each case consistent with industry practices.

3.9 Contracts.

(a) Section 3.9(a) of the Company Disclosure Schedule identifies each Contract to which any Acquired Company is a party, or by which it is bound, that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following to which any Acquired Company is a party or by which it is bound as of the date of this Agreement constitutes a “Material Contract”:

(i) any Contract that is a settlement, conciliation or similar Contract with or approved by any Governmental Body and pursuant to which (A) an Acquired Company will be required after the date of this Agreement to pay monetary obligations in excess of $100,000 or (B) that contains material obligations or limitations on such Acquired Company’s conduct;

(ii) any Contract (A) that purports to materially limit the freedom or right of any Acquired Company to engage in any line of business or to compete with any other Person in any location or line of business, (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by any Acquired Company, or (C) containing exclusivity obligations or otherwise purports to materially limit the freedom or right of any Acquired Company to sell, distribute or manufacture any products or services for any other Person;

(iii) any Contract that requires by its terms or is reasonably expected to require the payment or delivery of cash or other consideration to any Acquired Company in an amount having an expected value in excess of $1,000,000 in the fiscal year ending December 31, 2023 or by any Acquired Company in an amount having an expected value in excess of $500,000 in the fiscal year ending December 31, 2023 (other than Contracts or policies with respect to insurance) and in each case which cannot be cancelled by such Acquired Company without penalty or further payment without more than ninety (90) days’ notice;

(iv) any Contract relating to Indebtedness in excess of $250,000 (whether incurred, assumed, guaranteed or secured by any asset) of any Acquired Company;

(v) any Contract with any Person constituting a joint venture, collaboration, partnership or similar profit sharing arrangement;

(vi) any Contract (excluding any Employee Plan) that by its express terms requires an Acquired Company, or any successor to, or acquirer of, an Acquired Company, to make any payment to another Person as a result of a change of control of such Acquired Company (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment;

(vii) any Contract that prohibits the declaration or payment of dividends or distributions in respect of the capital stock, ordinary shares or other equity interests of an Acquired Company, the pledging of the capital stock, ordinary shares or other equity interests of an Acquired Company or the issuance of any guaranty by an Acquired Company;

(viii) any (A) In-bound License and (B) Out-bound License;

(ix) each Contract related to the acquisition or divestiture of a business or material assets that contains continuing representations, covenants, indemnities or other obligations (including “earn-out” or other contingent payment obligations);

(x) any stockholders, investors rights, registration rights or similar Contract;

(xi) except for Contracts entered into in the ordinary course of business and not otherwise material to the Company, any Contract which provides for a loan or advance of any amount to any employee of the Company or any temporary agency employee, consultant or other independent contractor of the Company or any of its Subsidiaries;

(xii) any Contract that relates to any swap, forward, future, or other similar derivative transaction with a notional value in excess of $250,000;

(xiii) any Contract that provides for indemnification by any Acquired Company of any current or former officer, director or employee;

(xiv) any Government Contract;

(xv) any material Real Property Lease;

(xvi) any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(xvii) any collective bargaining agreement or other Contract with any labor organization;

(xviii) any Contract for the employment of any individual with any Acquired Company with base salary in excess of $250,000 per annum that is not terminable upon notice of thirty (30) days or less;

(xix) any Contract providing for the retention, engagement or termination of any temporary agency employee, consultant or other independent contractor of any Company Corporation with compensation or payments in excess of $250,000 per annum that is not terminable upon notice of thirty (30) days or less; and

(xx) any Contract entered into by the Company or any Acquired Company since January 1, 2020, for the settlement of any Legal Proceeding that has not been satisfied or discharged in full (other than a release of claims).

(b) As of the date of this Agreement, the Company has either delivered or made available to Parent an accurate and complete copy of each Material Contract or has publicly made available such Material Contract in the EDGAR database of the SEC. No Acquired Company nor, to the Knowledge of the Company, the other party to a Material Contract is in material breach of, or material default under, any Material Contract and no Acquired Company, or to the Knowledge

of the Company, the other party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the Acquired Companies and, to the Knowledge of the Company, the other party, a valid and binding agreement in full force and effect, enforceable in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. Since January 1, 2020, the Acquired Companies have not received or delivered any written notice regarding any material violation or breach or default under any Material Contract that has not since been cured.

3.10 Liabilities. The Acquired Companies do not have any liabilities of any nature (whether accrued, absolute, contingent or otherwise) whether or not required to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except for: (i) liabilities reflected or reserved against in the financial statements or notes thereto as of March 31, 2023 included in the Company SEC Documents filed with the SEC and publicly available in the EDGAR database prior to the date of this Agreement; (ii) liabilities or obligations expressly permitted or contemplated by the terms of this Agreement; (iii) liabilities for performance of obligations under Contracts binding upon the Acquired Companies (other than resulting from any breach thereof) either delivered or made available to Parent prior to the date of this Agreement or entered into in the ordinary course of business consistent with past practice; (iv) liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2023; and (v) liabilities that are not, and would not reasonably be expected to be, material to the Acquired Companies, taken as a whole.

3.11 Compliance with Legal Requirements. The Acquired Companies are, and since January 1, 2020 have been, in compliance in all material respects with all applicable Legal Requirements and, since January 1, 2020, no Acquired Company has been given or received written notice of, or been charged with, or, to the Knowledge of the Company, been threatened with being in, any material violation of, any applicable Legal Requirement.

3.12 Privacy and Data Security.

(a) The Acquired Companies (i) are, and for the past six (6) years have been, compliant in all material respects with (x) all applicable Legal Requirements related to the privacy, security, or protection of Personal Data, (y) all Contracts pertaining to the processing of Personal Data and proprietary information; and (z) the Payment Card Industry Data Security Standard, and (ii) have implemented one or more privacy and data security policies that comply with all applicable Legal Requirements in all material respects regarding the collection, use and disclosure of Personal Data and proprietary information in connection with its business and operations, and (iii) are, and have been, in compliance in all material respects with such policies at all times.

(b) The Acquired Companies have established and implemented policies, programs and procedures that are in compliance in all material respects with applicable industry practices, including administrative, technical and physical safeguards, that are designed to protect the confidentiality, integrity and security of Personal Data and proprietary information gathered, stored, processed, used or communicated by or on behalf of the Acquired Companies, as applicable, against loss, theft or the unauthorized access, use, modification, disclosure or other misuse of such information.

(c) Since January 1, 2017, no Acquired Company has experienced any loss, theft, damage, or, to the Knowledge of the Company, unauthorized access, disclosure, use or breach of security of any Personal Data or proprietary information gathered, stored, processed, used or communicated by or on behalf of itself (a “Security Breach”). To the Knowledge of the Company, since January 1, 2018, no third-party processing Personal Data on behalf of any Acquired Company has experienced a material Security Breach affecting Acquired Company Personal Data. Since January 1, 2018, no Acquired Company has delivered, whether voluntarily or under any Legal Requirement, notice to any Person of any material Security Breach. No Acquired Company or any third party acting at the direction or authorization of any Acquired Company, has paid any amount to any perpetrator of any actual or threatened Security Breach or cyber-attack, including, a ransomware attack or a denial-of-service attack.

(d) The Acquired Companies have not transferred or caused to be transferred any Personal Data across national borders except (i) as permitted in accordance with applicable Legal Requirements or (ii) as would not reasonably be expected to result in any material liability to any Acquired Company.

3.13 Certain Business Practices.

(a) No Acquired Company nor, to the Knowledge of the Company, any of its Representatives (in each case, acting in the capacity of a Representative of such Acquired Company) has (i) used any material funds (whether of an Acquired Company or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) accepted any unlawful payments, or (iv) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect. Since January 1, 2018, no Acquired Company has received any written communication from a Governmental Body that alleges any of the foregoing.

(b) Since January 1, 2018, the Company and each of its Subsidiaries, and all of their respective directors, officers, employees, agents and other Representatives (i) have been in compliance in all material respects with all applicable Sanctions Laws and Trade Control Laws, (ii) have obtained all required material Governmental Authorizations pursuant to Trade Control Laws, from relevant Governmental Bodies, including the U.S. Department of Commerce, the U.S. Department of the Treasury, the U.S. Department of State, and relevant EU agencies (iii) have not been subject to any Legal Proceedings or penalties by any Governmental Body with respect to any potential material violation arising under or relating to any Sanctions Laws or any Trade Control Laws, (iv) where applicable, have maintained a registration with the U.S. Department of State’s DDTC and no such registrations have lapsed, (v) have not conducted, directly or indirectly, any business in any Sanctioned Country or with any Sanctioned Person or otherwise engaged in any transactions, or otherwise dealt directly or indirectly, with any Person with whom Persons are prohibited from dealing under the Sanctions Laws or Trade Control Laws and (vi) is not a Sanctioned Person or owned or controlled by (as applicable) a Sanctioned Person.

(c) The Company and its Subsidiaries (A) have instituted policies and procedures designed to ensure compliance, in all material respects, with any Sanctions Laws and Trade Control Laws in each jurisdiction in which the Company and its Subsidiaries operate or are otherwise subject to jurisdiction and (B) has maintained such policies and procedures in accordance with their terms in all material respects. Neither the Company nor any of its Subsidiaries has since January 1, 2018, (1) made any voluntary, directed, or involuntary disclosure to any Governmental Body with respect to any alleged act or omission arising under or relating to any non-compliance with any Sanctions Laws or Trade Control Laws or (2) received any notice, request, penalty, or citation for any actual or potential material non-compliance with Sanctions Laws or Trade Control Laws.

(d) The Company has terminated its Facility Security Clearance in accordance with the requirements of the National Industrial Security Program Operating Manual 32 C.F.R. Part 117, including that the Company has returned all classified material in its possession to the appropriate Government Contracting Activity or disposed of all classified material in its possession as instructed by the Cognizant Security Agency, as applicable.

3.14 Governmental Authorizations. The Acquired Companies hold all material Governmental Authorizations necessary to enable the Acquired Companies to conduct their business in the manner in which such business is currently being conducted and under any applicable Legal Requirements. The material Governmental Authorizations held by the Acquired Companies are valid and in full force and effect. The Acquired Companies are, and have been since January 1, 2020, in compliance in all material respects with the terms and requirements of such Governmental Authorizations. Since January 1, 2020, no Acquired Company has been given written notice of, or been charged with, any suspension, cancellation, withdrawal or revocation of any such material Governmental Authorization.

3.15 Tax Matters.

(a) (i) Each of the material Tax Returns required to be filed by or on behalf an Acquired Company with any Governmental Body on or before the Closing Date (the “Company Returns”) have been or will be filed on or before the applicable due date (taking into account any extensions of such due date), and have been, or will be when filed, prepared in accordance with all applicable Legal Requirements and are true, correct and complete in all material respects, and (ii) all material Taxes shown as due on the Company Returns and all material Taxes due and payable by an Acquired Company (whether or not shown on the Company Returns) have been or will be paid to the relevant Governmental Body.

(b) All material Taxes that each Acquired Company is required by Legal Requirement to withhold or collect, including sales and use Taxes and amounts required to be withheld or collected in connection with any amount paid or owing to any employee, independent contractor, creditor, stockholder, or other Person, have been duly withheld or collected. To the extent required by an applicable Legal Requirement, all such amounts have been paid over to the proper Governmental Body or, to the extent not yet due and payable, are held in separate bank accounts for such purpose, to the extent so required by applicable Legal Requirement.

(c) The most recent balance sheet included in the Company SEC Documents filed prior to the date of this Agreement reflects adequate accruals and reserves for all material liabilities of the Company for Taxes with respect to all periods through the date thereof in accordance with GAAP, other than any Taxes the non-payment of which would not have a Material Adverse Effect.

(d) To the Knowledge of the Company, as of the date of this Agreement, no Legal Proceeding involving the IRS or any other Governmental Body is pending or has been threatened in writing against or with respect to any Acquired Company in respect of any material Tax, and no deficiency of any material Taxes has been proposed, asserted or assessed in writing by any Governmental Body against any Acquired Company that has not been paid.

(e) To the Company’s Knowledge, as of the date of this Agreement, (i) there are no pending examinations or audits of any Company Return in progress involving material Taxes and (ii) since January 1, 2022, no unresolved written claim has been received by any Acquired Company from any Governmental Body in any jurisdiction where each Acquired Company, as applicable, does not file Tax Returns that such Acquired Company is or may be subject to Taxes in that jurisdiction.

(f) For taxable years for which the applicable statute of limitations for an assessment of Taxes has not expired, no Acquired Company (i) has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company or another Acquired Company), and (ii) has any material liability for the Taxes of any other Person (other than the Acquired Companies) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. law), or as a transferee or successor or otherwise (other than pursuant to agreements not primarily related to Taxes and entered into in the ordinary course of business).

(g) During the two (2)-year period ending on the date hereof, none of the Acquired Companies has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(h) No Acquired Company has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i) The Acquired Companies will not be required to include any item of income in, or exclude any item of deduction from, the computation of taxable income for any taxable period (or portion thereof) beginning after the Closing Date, except as would not, individually or in the aggregate, have a Material Adverse Effect, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date as a result of transactions or events occurring, or accounting methods employed, prior to the Closing, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) prepaid amount received prior to the Closing, or (v) deferred intercompany gain or excess loss account in existence prior to the Closing described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law).

(j) No Acquired Company is party to or bound by any Tax allocation or Tax sharing agreement with any Person, other than any agreement not primarily related to Taxes and entered into in the ordinary course of business.

(k) There are no material Encumbrances with respect to Taxes upon any of the assets or properties of any Acquired Company, other than with respect to Taxes not yet due and payable or as are currently being contested in good faith.

(l) Section 3.15(l) of the Company Disclosure Schedule sets forth the U.S. federal income tax classification of each Acquired Company, as determined under Treasury Regulations Section 301.7701-3. Each Acquired Company has been classified as identified on Section 3.15(l) of the Company Disclosure Schedule at all times during the sixty (60) month period ending on the Closing Date.

(m) No Acquired Company has ever applied for or otherwise received financial relief under Pandemic Relief Laws. The applicable Acquired Company’s application for the PPP Loan, including all representations and certifications contained therein, were true, correct and complete in all material respects and was otherwise completed in all material respects in accordance with all guidance issued in respect of Pandemic Relief Laws. The applicable Acquired Company used the proceeds of the PPP Loan solely for the purposes permitted by Pandemic Relief Laws and is otherwise in compliance with all other provisions or requirements of Pandemic Relief Laws with respect to the PPP Loan. The PPP Loan has been forgiven in its entirety.

(n) No Acquired Company has claimed any Tax credit, deferral, benefit or relief pursuant to any applicable Legal Requirements intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn, including the Coronavirus Aid, Relief, and Economic Security Act and the Families First Coronavirus Response Act of 2020 (in each case, as amended and in effect from time to time, “Pandemic Relief Laws”).

(o) No Acquired Company has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period ending on the Closing Date specified in Section 897(c)(1)(A)(ii) of the Code.

(p) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.15 are the sole and exclusive representations and warranties of the Acquired Companies with respect to Taxes and no other representation or warranty of the Acquired Companies contained herein shall be construed to relate to Taxes (including their compliance with any Legal Requirement). For the avoidance of doubt, no representation is made concerning the existence or amount of any net operating loss, Tax basis or other Tax asset or liability.

3.16 Employee Matters; Benefit Plans.

(a) The Company has either delivered or made available to Parent prior to the execution of this Agreement and in accordance with Legal Requirements relating to data privacy regulations a list setting forth all current employees and individual independent contractors of the Company and the Acquired Companies describing for each such individual: (i) employee identifier and date of hire; (ii) name of employing entity and work location; (iii) job title; (iv) full time or part time status; (v) annual base salary or hourly rate; and (vi) target bonus, commission or other variable compensation for the current fiscal year.

(b) Neither the Company nor any of the Acquired Companies is a party to any collective bargaining agreement or other Contract with a works council or a labor organization representing any of its employees. Since January 1, 2020, there has not been any strike, lockout, or other union or labor organizing activity, or any threat thereof, by any employees of the Company or its Subsidiaries with respect to their employment with the Company or any of the Acquired Companies. To the Knowledge of the Company, there are no material pending or threatened filings of any unfair labor practice charges or certification petitions or applications or related employer applications regarding representation of employees at the National Labor Relations Board or other similar agencies, nor have there been any such filings or petitions since January 1, 2022 through the present.

(c) Since January 1, 2020, the Company and each of the Acquired Companies has complied, in all material respects, with and continues to comply with all applicable material Legal Requirements related to labor and employment, including without limitation those related to employment practices, terms and conditions of employment, wages and hours, employee and independent contractor classification, hours of work, overtime, pay, payment of employees and independent contractors, leaves of absence, collective bargaining, equal opportunity in employment, harassment, discrimination, retaliation, whistleblower protection, termination or discharge, restrictive covenants, pay equity, accommodation, local language laws (if applicable), background checks, payroll documents and wage statements, disability, unemployment compensation, plant closings and layoffs, affirmative action, occupational health and safety, workers’ compensation and immigration. The Company and each of the Acquired Companies is not delinquent in any material payments to any employee or other workers for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any service performed for it or amounts required to be reimbursed to such employees or contingent workers. To the Knowledge of the Company, since January 1, 2021, the Company has not received any whistleblower allegations, complaints or reports.

(d) Section 3.16(d) of the Company Disclosure Schedule sets forth an accurate and complete list of the Employee Plans (other than (i) any employment or consulting agreement that is terminable upon notice of thirty (30) days or less without penalty and does not provide for material termination, severance or change in control, or other similar payments or benefits, excluding any such agreements where such notice or separation payments arise solely from any law or regulation separate from such Employee Plans, and (ii) equity grant notices and related documentation). Section 3.16(d) of the Company Disclosure Schedule separately identifies each Employee Plan that is an International Plan. To the extent applicable, the Company has either delivered or made available to Parent prior to the execution of this Agreement with respect to each Employee Plan accurate and complete copies of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten Employee Plans, written descriptions thereof, (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor or other similar agencies or authorities, (iii) the most recent summary plan descriptions and any material modifications thereto, (iv) the results of the most recent nondiscrimination tests required to be performed under applicable Legal Requirements, (v) all material correspondence to or from any Governmental Body with respect to such Employee Plan issued within the last twelve (12) months, and (vi) if such Employee Plan is an International Plan, documents that are substantially comparable (taking into account differences in applicable Legal Requirements and practices) to the documents required to be provided in clauses (i) through (v).

(e) Within the last six (6) years, neither the Company nor any other Person that would be or, at any relevant time, would have been considered a single employer with the Company under the Code or ERISA (“ERISA Affiliate”) has ever sponsored, maintained, contributed to, or been required to contribute to a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any plan that is or was subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan, any “multiemployer plan,” each as defined in Section 3(37) of ERISA, which is subject to ERISA, any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), or a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA, which is subject to ERISA). Each Employee Plan that provides health, life, or other welfare benefit is fully insured by a third party insurance company.

(f) Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code on which it is entitled to rely, and to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to and adversely affect the qualified status of any such Employee Plan. Each of the Employee Plans is now and has been at all times maintained, operated, and administered in compliance in all material respects with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code or similar applicable legislation. The Company is not and could not reasonably be expected to be subject to either a material liability pursuant to Section 502 of ERISA or a material Tax imposed pursuant to Section 4975 or 4976 of the Code or similar applicable legislation. No pending or, to the Knowledge of the Company, threatened, Legal Proceedings exist with respect to any Employee Plan (other than routine claims for benefits), and no Employee Plan is the subject of any pending examination, investigation or audit by any Governmental Body that would reasonably be expected to result in a material liability of the Company. With respect to each Employee Plan, all contributions, premiums, distributions and other payments have been timely paid or made (to the extent due) or properly accrued (to the extent not yet due).

(g) Except to the extent required by Legal Requirements, neither the Company nor any Employee Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any present or former employee, officer or director of the Company or its Subsidiaries pursuant to any retiree medical benefit plan or other retiree welfare plan. The Company and its ERISA Affiliates have materially complied and are in compliance in all material respects with the requirements of Section 601 et seq. of ERISA or 4980B of the Code, as well as the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, as amended and including any guidance issued thereunder (“PPACA”). Neither the Company nor any Subsidiary has incurred (whether or not assessed), or, to the Knowledge of the Company, is reasonably expected to incur or to be subject to, any Tax or other penalty under PPACA (including with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable) or under Sections 4980B, 4980D or 4980H of the Code.

(h) Except as provided in Section 2.8, the consummation of the Transactions (including in combination with other events or circumstances) will not (i) entitle any current or former employee, director, officer, independent contractor or other service provider of the Company or its Subsidiaries to notice of termination or pay in lieu thereof, severance pay, unemployment compensation or any other payment, compensation or benefits, (ii) accelerate the time of payment or vesting, or increase the amount of, any payments, compensation or benefits due to any such employee, director, officer, independent contractor, or result in the forgiveness of any such individual’s indebtedness, (iii) directly or indirectly cause the Company or its Subsidiaries to transfer or set aside any material assets to fund any benefits under any Employee Plan, (iv) limit or restrict the ability to merge, amend or terminate any Employee Plan, or (iv) result in any payment that would constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(i) Each Employee Plan or Contract that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder. The Company does not have any obligation to gross-up, indemnify, reimburse or otherwise make whole any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code (or any corresponding provisions of state, local or foreign Tax law).

(j) Each International Plan has been maintained in compliance with its terms and with the requirements prescribed by any and all applicable Legal Requirements and has been maintained in good standing with applicable regulatory authorities. There has been no amendment to, written interpretation of or announcement (whether or not written) by any Acquired Company relating to, or change in employee participation or coverage under, any International Plan that would increase the expense of maintaining such International Plan above the level of expense incurred in respect thereof for the most recent fiscal year ended prior to the date hereof. Each International Plan that (i) is intended to qualify for special Tax treatment, is so qualified, and (ii) is required to be registered with a Governmental Body, is so registered. Except as would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Company, the fair market value of the assets of each International Plan, the liability of each insurer for any International Plan funded through insurance, or the book reserve established for any such plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Closing Date, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such plan. Except as set forth on Section 3.16(j) of the Company Disclosure Schedule, the Acquired Companies do not sponsor or are otherwise under any liability with respect to any International Plan that is a defined benefit pension scheme.

(k) (i) There are no and, since January 1, 2022, there have not been any material Legal Proceedings which are pending or which have been threatened in writing, complaints (internal or external), audits or investigations, involving the Company or any of the Acquired Companies with respect to any labor or employment matters; and (ii) since January 1, 2020, neither the Company nor any of the Acquired Companies has entered into any settlement or consent agreement, or been subject to any judgment by any Governmental Body, respecting employees and/or contractors associated therewith.

(l) From January 1, 2020 through the date of this Agreement, no allegations of sexual harassment, sexual discrimination, retaliation or any other form of discrimination or harassment have been reported internally to the Company’s Vice President of Human Resources, its General Counsel or any Assistant General Counsel or the Company’s whistleblower hotline against the Company, any of the Acquired Companies or any officer or director thereof by or against any current employee or contingent worker of the Company or any of the Acquired Companies.

(m) Neither the Company nor any Acquired Company has, since January 1, 2022 through the date of this Agreement, effectuated a “plant closing” or “mass lay-off,” as such terms are defined under the Worker Adjustment and Retraining Notification Act and any similar state or local laws (collectively, the “WARN Act”), in each case as defined in the WARN Act, affecting any site of employment or facility of the Company or any other Acquired Company, nor, to the Knowledge of the Company, has the Company or any other Acquired Company planned or announced any such plant closings, employee layoffs or other employment losses. Since January 1, 2020, with respect to any “plant closing” or “mass lay-off” occurring within the United States by the any of the Acquired Companies, the Acquired Companies strictly complied with all applicable requirements of the WARN Act and provided any and all notice and associated compensation to employees as required by applicable Legal Requirements.

3.17 Environmental Matters.

(a) The Acquired Companies are and have been in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their business.

(b) As of the date of this Agreement, there is no material Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the Knowledge of the Company, threatened against any Acquired Company or in respect of any Leased Real Property.

(c) Since January 1, 2017, no Acquired Company has received any written notice, report or other information of or entered into any legally binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved material violations, liabilities or requirements on the part of any Acquired Company relating to or arising under Environmental Laws that remains unresolved.

(d) There are no Hazardous Materials present or Releases on, at, under or from any property or facility, including the Leased Real Property, in a manner and concentration that would reasonably be expected to result in any material claim against or liability of an Acquired Company under any Environmental Law.

(e) No Acquired Company has assumed, undertaken, or otherwise become subject to any material liability of another Person relating to Environmental Laws.

3.18 Insurance. The Company has delivered or made available to Parent an accurate and complete copy of all material insurance policies relating to the business, assets and operations of the Acquired Companies. The Acquired Companies maintain insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development. All such insurance policies are in full force and effect, no notice of cancellation or material modification has been received (other than a notice in connection with ordinary renewals), and there is no existing material default or event which, with the giving of notice or lapse of time or both, would constitute a material default, by any insured thereunder. As of the date of this Agreement, there is no material claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

3.19 Legal Proceedings; Orders.

(a) There are no material Legal Proceedings pending and served (or, to the Knowledge of the Company, pending and not served or threatened) against any Acquired Company or, to the Knowledge of the Company, against any present or former officer, director or employee of an Acquired Company in such individual’s capacity as such.

(b) No Acquired Company is subject to any material continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any material order, writ, injunction or judgment of any Governmental Body.

(c) No material investigation or review by any Governmental Body with respect to an Acquired Company is pending or, to the Company’s Knowledge, is being threatened.

3.20 Authority; Binding Nature of Agreement. The Company has all requisite corporate power and authority to execute and deliver and to perform its obligations under this Agreement and to consummate the Transactions. Except for the filing of the certificate of merger with the Secretary of State of the State of New York, no other corporate actions or proceedings on the part of the Company are necessary to authorize the execution and delivery of and performance under this Agreement and the consummation of the Transactions. Prior to the date of this Agreement, at a meeting duly called, convened and held in accordance with the certificate of incorporation and bylaws of the Company, the Board of Directors has unanimously (a) determined that this Agreement and the Transactions, including the Offer, the Merger and the Top-Up Option, are fair to, and in the best interest of, the Company and its shareholders, (b) declared it advisable to enter into this Agreement, (c) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer, the Merger and the Top-Up Option, (d) resolved that the Merger shall be effected pursuant to Section 905 of the NYBCL and (e) resolved to recommend that the shareholders of the Company tender their Shares to Parent or Merger Sub, as applicable, pursuant to the Offer, and to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC and disseminated to the Company’s shareholders, which resolutions, subject to Section 6.1, have not been subsequently amended, withdrawn or modified as of the date of this Agreement. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. If the Merger is consummated in accordance with Section 905 of the NYBCL as contemplated hereby, no vote of the Company’s shareholders or any holder of Shares is necessary to authorize or adopt this Agreement or to consummate the Transactions.

3.21 Takeover Laws. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.8, the Board of Directors has taken and will take all actions so that the restrictions applicable to business combinations contained in Section 912 of the NYBCL and any other Takeover Law are, and will be, to the extent such restrictions can be rendered inapplicable by action of the Board of Directors under Legal Requirements, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer, the Merger and the other Transactions.

3.22 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the NYBCL, the HSR Act, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any), and the rules and regulations of the SEC and NASDAQ, the execution, delivery and performance of this Agreement by the Company and the consummation of the Transactions will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of any Acquired Company; (ii) cause a violation by any Acquired Company of any Legal Requirement or order applicable to an Acquired Company, or to which an Acquired Company is subject; (iii) require any Consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other adverse change of any right or obligation or the loss of any benefit to which an Acquired Company is entitled under any provision of any Material Contract; or (iv) result in an Encumbrance (other than a Permitted Encumbrance) on any of the property or assets of any Acquired Company, except in the case of clauses (ii), (iii) and this clause (iv), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of New York or as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9 and such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions), the NYBCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any) and the applicable rules and regulations of the SEC and any national securities exchange, the Acquired Companies are not required to give notice to, make any filing with, or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution, delivery and performance of this Agreement by the Company, or the consummation by the Company of the Merger or the other Transactions, except those that the failure to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.23 Affiliate Transactions. No (a) present or former executive officer or director of the Company, (b) beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of 5% or more of the Shares or (c) Affiliate or “associate” or any member of the “immediate family” (as “associate” or “immediate family member” are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any Person described in the foregoing clauses (a) or (b), in each case is a party to or has engaged in any material transaction, agreement, commitment, arrangement or understanding with the Company since January 1, 2020, excluding any employment or similar agreement, confidentiality agreement, invention assignment agreement, noncompetition agreement, indemnification agreement with any present or former officer or director of the Company, any Employee Plan, any Company Equity Plan or any Contract in connection therewith.

3.24 Opinion of Financial Advisors. The Board of Directors has received a written opinion of Raymond James & Associates, Inc., financial advisor to the Company, that, as of the date of such written opinion, and based on and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion as set forth therein, the Offer Price or Merger Consideration per Share to be paid to the holders of Shares (other than Excluded Shares, Dissenting Shares or any Shares held by any Affiliate of the Company or Parent) in the Offer and the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders, and such opinion has not been withdrawn or modified. The Company will make available to Parent solely for informational purposes and on a non-reliance basis, a signed copy of such opinion as soon as possible following the date of this Agreement.

3.25 Brokers and Other Advisors. Except for Raymond James & Associates, Inc., no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company, any of its Affiliates or any of their respective Representatives for which the Company, Parent, Merger Sub or their respective Affiliates may have any liability. The Company has made available to Parent a true, accurate and complete copy of the engagement letter, dated as of October 13, 2020, between the Company and Raymond James & Associates, Inc. (as reinstated and supplemented pursuant to the letter agreement, dated as of October 14, 2022) relating to the Transactions.

3.26 Acknowledgment by the Company. On its behalf and on behalf of each other Acquired Company, the Company is not relying and has not relied on any representations or warranties whatsoever regarding the Transactions or the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 4. Such representations and warranties by Parent and Merger Sub constitute the sole and exclusive representations and warranties of Parent and Merger Sub in connection with the Transactions and the Company understands, acknowledges and agrees, on its own behalf and on behalf of each other Acquired Company, that all other representations and warranties of any kind or nature whether express, implied or statutory, are specifically disclaimed by each of Parent and Merger Sub.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as follows:

4.1 Due Organization. Each of Parent and Merger Sub is a corporation or other Entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; and (b) to own and use its assets in the manner in which its assets are currently owned and used, except where the failure does not have, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged, and prior to the Effective Time will not engage, in any business activities or conducted any operations other than in connection with the Transactions and those incident to Merger Sub’s formation. Either Parent or a wholly owned Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws.

4.3 Authority; Binding Nature of Agreement. Parent and Merger Sub have all requisite corporate power and authority to execute and deliver and perform their obligations under this Agreement and to consummate the Transactions. The board of directors of each of Parent and Merger Sub have approved the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Transactions, including the Offer and the Merger. This Agreement has been duly executed and delivered by Parent and Merger Sub, and assuming due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub and is enforceable against Parent and Merger Sub in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

4.4 Non-Contravention; Consents.

(a) Assuming compliance with the applicable provisions of the NYBCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any), the execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation of the Transactions, will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational documents) of Parent or Merger Sub; (ii) cause a violation by Parent or Merger Sub of any Legal Requirement or order applicable to Parent or Merger Sub, or to which Parent or Merger Sub are subject; or (iii) require any Consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other adverse change of any right or obligation or the loss of any benefit to which Parent or Merger Sub is entitled under any provision of any Contract, except in the case of clauses (ii) and this clause (iii), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except for the filing of the certificate of merger with the Secretary of State of the State of New York or as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), Takeover Laws, the NYBCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws (if any) and the applicable rules and regulations of the SEC and any national securities exchange, neither Parent nor Merger Sub, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Merger Sub, or the consummation by Parent or Merger Sub of the Offer, the Merger or the other Transactions, except those that the failure to make or obtain as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No vote of Parent’s or Merger Sub’s shareholders is necessary to approve this Agreement or any of the Transactions (except in the case of Merger Sub as has previously been obtained).

4.5 Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Merger Sub supplied or to be supplied by or on behalf of Parent or Merger Sub or any of their respective Subsidiaries, specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, (a) at the time such document is filed with the SEC, (b) at any time such document is amended or supplemented or (c) at the time such document is first published, sent or given to the Company’s shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. For clarity, the representations and warranties in this Section 4.5 will not apply to statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to Parent by the Company or any of its Representatives on behalf of the Company specifically for inclusion therein.

4.6 Absence of Litigation. As of the date of this Agreement, there is no Legal Proceeding pending and served or, to the Knowledge of Parent, pending and not served, against Parent or Merger Sub, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. To the Knowledge of Parent or Merger Sub, as of the date of this Agreement, neither Parent nor Merger Sub is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.7 Funds.

(a) As of the date of this Agreement and at all times through the Effective Time, Parent shall have available to it on the Closing Date (and shall make available to Merger Sub in a timely manner on the Closing Date) funds in an amount sufficient to consummate the Transactions by payment in cash of the aggregate Offer Price payable on the second Business Day following the Offer Acceptance Time, the aggregate Merger Consideration payable following the Effective Time and the aggregate amounts payable to holders of Company Options, Company RSUs and Company PSUs following the Effective Time pursuant to Sections 2.8(a), 2.8(c) and 2.8(d), and all related fees and expenses of Parent, Merger Sub and their respective Affiliates and Representatives and all other payments required by this Agreement and / or in connection with the Debt Financing.

(b) Parent has delivered to the Company a true, complete and correct copy of the Debt Commitment Letter and any fee letters or side letters executed in connection with the Debt Commitment Letter (provided that the Company acknowledges and agrees that any fee letters shall be redacted in a customary manner reasonably satisfactory to each Financing Source party thereto) from the Financing Sources, pursuant to which the Financing Sources have committed to provide Parent with debt financing for the Transactions in an aggregate principal amount of the sum of €135 million and $35 million (the “Debt Financing”), which amount, together with cash on hand of Parent and its Subsidiaries, is (assuming that all rights to flex the terms of the Debt Financing are exercised to their maximum extent and after giving effect to any original issuance discount, if any) greater than or equal to the full amount of the funds required to consummate the Transactions on the terms and subject to the conditions contemplated by this Agreement, and in each case to pay all related fees and expenses. The Debt Commitment Letter is a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, the other parties thereto, is in full force and effect, and is enforceable against the parties thereto in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

(c) There are no side letters or other Contracts, agreements or understandings to which Parent or any of its Affiliates is a party relating to the Debt Financing other than (i) the redacted fee letters delivered to the Company pursuant to clause (b) above, (ii) as expressly set forth in the Debt Commitment Letter and (iii) customary engagement letters or non-disclosure agreements which do not impact the conditionality or aggregate amount of the Debt Financing available for cash payments as contemplated herein.

(d) Except as specifically set forth in the Debt Commitment Letter, (i) there are no conditions precedent to the obligations of the Financing Sources to fund the Debt Financing and (ii) there are no contingencies pursuant to any Contract, agreement or other understanding relating to the Transactions to which Parent or any of its Affiliates is a party that would permit the Financing Sources to reduce the total amount of the Debt Financing or impose any additional condition(s) precedent to the availability of the Debt Financing.

(e) As of the date hereof, (i) the Debt Commitment Letter has not been amended or modified (and no such amendment or modification is contemplated as of the date hereof) and (ii) the commitment set forth in the Debt Commitment Letter has not been withdrawn or rescinded in any respect (and no such withdrawal or rescission is contemplated as of the date hereof). To the Knowledge of Parent, no event has occurred which would result in any breach by Parent of, or constitute a default by Parent under, any term or condition to closing of the Debt Commitment Letter, or otherwise result in any portion of the Debt Financing contemplated thereby to be unavailable or delayed. Parent (i) has no Knowledge of any fact or occurrence that makes any of the representations or warranties of Parent in the Debt Commitment Letter inaccurate in any material respect, (ii) has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it or its Affiliates contained in the Debt Commitment Letter and (iii) has no reason to believe that any portion of the Debt Financing required to consummate the Transactions will not be made available to Parent and Merger Sub on the Closing Date, including any reason to believe that the Financing Sources will not perform their funding obligations under the Debt Commitment Letter in accordance with its terms and conditions. Parent or Merger Sub has fully paid any and all commitment fees and other fees required by the Debt Commitment Letter to be paid as of the date hereof, and will pay in full any other commitment fees and other fees required to be paid thereunder as and when they become payable. For the avoidance of doubt and notwithstanding anything to the contrary herein or elsewhere, the obligations of Parent and Merger Sub under this Agreement are not contingent on the availability or consummation of the Debt Financing or any other financing.

(f) Assuming (x) the satisfaction of the conditions set forth in Annex I and Section 7.1, and (y) the accuracy of the representations and warranties of the Company and performance of the covenants of the Company contained in this Agreement in all material respects, after giving effect to the transactions contemplated by this Agreement, including the Debt Financing, any alternative financing, the payment of the aggregate Merger Consideration and such other payments specified in Section 4.7(a), any repayment or refinancing of debt contemplated in this Agreement or the Debt Commitment Letter, and the payment of all related fees and expenses, Parent and its Subsidiaries on a consolidated basis will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby. For purposes of this Agreement, “Solvent” when used with respect to any Person, on a consolidated basis, means that, as of any date of determination, (i) the fair value of the assets of such Person will exceed their debt and liabilities, contingent or otherwise, (ii) the present fair saleable value of the property of such

Person will be greater than the amount that will be required to pay the probable liability on their debts and other liabilities contingent or otherwise, as such debts and other liabilities become absolute and mature, (iii) such Person will not have an unreasonably small amount of capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted following such date and (iv) such Person will not have incurred and do not intend to incur, or believe they will incur, any debts and liabilities, contingent or otherwise, including current obligations, that they do not believe that they will be able to pay (based on their assets and cash flow) as such debts and liabilities become due (whether at maturity or otherwise).

4.8 Ownership of Shares. Except as contemplated by this Agreement, neither Parent nor any of Parent’s Affiliates directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any of Parent’s controlled Affiliates has owned, beneficially or otherwise, any Shares or any securities, contracts or obligations convertible into or exercisable or exchangeable for Shares. Neither Parent nor Merger Sub is, nor for the past three (3) years has been, an “interested shareholder” of the Company under Section 912 of the NYBCL.

4.9 Acknowledgement by Parent and Merger Sub.

(a) Neither Parent nor Merger Sub is relying and neither Parent nor Merger Sub has relied on any representations or warranties whatsoever regarding the Transactions or the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 3, including the Company Disclosure Schedule. Such representations and warranties by the Acquired Companies constitute the sole and exclusive representations and warranties of the Acquired Companies in connection with the Transactions and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Acquired Companies.

(b) In connection with the due diligence investigation of the Acquired Companies by Parent and Merger Sub and their respective Affiliates, shareholders or Representatives, Parent and Merger Sub and their respective Affiliates, shareholders and Representatives have received and may continue to receive after the date hereof from the Company, the other Acquired Companies and their respective Affiliates, shareholders and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Companies and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Merger Sub will have no claim against the Acquired Companies, or any of their respective Affiliates, shareholders or Representatives, or any other Person with respect thereto unless any such information is expressly included in a representation or warranty contained in this Agreement. Accordingly, Parent and Merger Sub hereby acknowledge and agree that neither the Acquired Companies nor any of their respective Affiliates, shareholders or Representatives, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly included in a representation or warranty contained in this Agreement.

4.10 Brokers and Other Advisors. Except for Persons, if any, whose fees and expenses shall be paid by Parent or Merger Sub, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub, or any of their respective Subsidiaries.

SECTION 5

CERTAIN COVENANTS OF THE COMPANY

5.1 Access and Investigation. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Acquired Companies shall, and shall cause the respective Representatives of the Acquired Companies to provide Parent and Parent’s Representatives (including the Financing Sources and their respective Representatives) with reasonable access during normal business hours of the Company to the Company’s designated Representatives and assets and to all existing books, records, documents and information relating to the Acquired Companies, and promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Companies and such additional financial, operating and other data and information regarding the Acquired Companies, as Parent may reasonably request, in each case for any reasonable business purpose related to the consummation of the Transactions; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Acquired Companies and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Companies. Nothing herein shall require any of the Acquired Companies to disclose any information to Parent if such disclosure would, in its reasonable discretion and after notice to Parent (i) jeopardize any attorney-client or other legal privilege (so long as the Acquired Companies have reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), (ii) contravene any applicable Legal Requirement (so long as the Acquired Companies have reasonably cooperated with Parent and used reasonable best efforts to permit disclosure to the extent permitted by Legal Requirements) or (iii) contravene any Contract to which an Acquired Company is a party (so long as the Acquired Companies have reasonably cooperated with Parent and used reasonable best efforts to permit disclosure to the extent permitted by such Contract). With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct Parent’s Representatives (including the Financing Sources and their Respective Representatives) to comply with, all of its obligations under the Confidentiality Agreement, dated November 4, 2022, between the Company and Parent (the “Confidentiality Agreement”).

5.2 Operation of the Acquired Companies’ Business. During the Pre-Closing Period, except (x) as expressly required or permitted under this Agreement or as required by applicable Legal Requirements, (y) with the written Consent of Parent (which Consent shall not be unreasonably withheld, conditioned or delayed), or (z) as set forth in Section 5.2 of the Company Disclosure Schedule:

(a) the Company shall, and shall cause each Acquired Company to, conduct its business in the ordinary course consistent with past practice and use its commercially reasonable efforts to preserve intact its material business organizations and relationships with material third parties; and

(b) without limiting the generality of Section 5.2(a), the Company shall not, and shall cause the other Acquired Companies not to:

(i) (1) establish a record date for, declare, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares), or (2) repurchase, redeem or otherwise reacquire any capital stock or ordinary shares, including any of the Shares, or any rights, warrants or options to acquire any of such capital stock, ordinary shares or the Shares, other than: (A) repurchases of Shares outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to purchase Shares held by a Company Associate only upon termination of such Person’s employment or engagement by the Company; (B) repurchases or forfeitures of Company Options, Company RSUs or Company PSUs (or Shares issued upon the exercise thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Option, Company RSU or Company PSU (as in effect as of the date hereof) between the Company and a Company Associate or member of the Board of Directors; (C) in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to Company Options, Company RSUs or Company PSUs pursuant to the terms thereof (as in effect as of the date hereof); or (D) between the Company and a wholly owned Acquired Company or between wholly owned Acquired Companies;

(ii) split, combine, subdivide or reclassify any Shares or other equity interests;

(iii) sell, issue, grant, deliver, pledge, transfer, encumber or authorize the sale, issuance, grant, delivery, pledge, transfer or encumbrance of (A) any capital stock, equity interest or other security, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security (except that the Company may issue shares of capital stock as required to be issued upon the exercise of Company Options, Company RSUs or Company PSUs outstanding as of the date of this Agreement pursuant to the terms thereof (as in effect as of the date hereof), or issuable to participants in the Company ESPP in accordance with the terms thereof);

(iv) except as contemplated by Section 2.8 or as required under any Employee Plan as in effect on the date of this Agreement, establish, adopt, terminate or amend any Employee Plan (or any award thereunder, or any plan, program, arrangement or agreement that would be an Employee Plan if it were in existence on the date hereof), or amend or waive any of its material rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement or agreement that would be an Employee Plan if it were in existence on the date hereof) or grant any current or former employee, director or other service provider any loan, forgiveness of loan, increase in compensation, bonuses or other benefits, including, but not limited to, modification in any manner of performance metrics or criteria applicable thereto (except that the Company: (A) may provide increases in salary, wages or benefits to non-executive officer employees in the ordinary course of business consistent with past practice; (B) may amend any Employee Plans to the extent required by applicable Legal Requirements; and (C) may make usual and customary annual or quarterly bonus payments in the ordinary course of business consistent with past practice), except that, notwithstanding anything else to the contrary, in no event shall the Company grant any Company Options, Company RSUs, Company PSUs or any other equity or equity-based compensation without the prior written consent of Parent;

(v) amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational documents;

(vi) form any Subsidiary, acquire any equity interest in any other Entity or enter into any material joint venture, partnership or similar arrangement;

(vii) make or authorize any capital expenditure (except that the Acquired Companies may make capital expenditures that do not exceed $250,000 individually or $500,000 in the aggregate);

(viii) acquire (including by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, joint venture, other business organization, business or assets of any other Person constituting a business or any portion of a business for consideration in excess of $500,000 in the aggregate;

(ix) lease, license, sublicense, pledge, mortgage or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any Patent expiring at the end of its statutory term or abandonment of any application for registration of any Intellectual Property Right in the ordinary course of business consistent with past practice), transfer or assign any material right or other material asset or property (except (A) in the ordinary course of business consistent with past practice in amounts not exceeding $500,000 individually or in the aggregate, (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Acquired Companies, (C) capital expenditures permitted by clause (vii) of this Section 5.2(b) or (D) transactions between the Company and a wholly owned Acquired Company or between wholly owned Acquired Companies);

(x) lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness (except for advances to employees and consultants for travel and other business related expenses in the ordinary course of business consistent with past practice and in compliance with the Company’s policies related thereto), other than between the Company and a wholly owned Acquired Company or between wholly owned Acquired Companies;

(xi) enter into, amend or modify, in any material respect, waive, renew (other than automatic renewals in accordance with an applicable Material Contract in effect as of the date hereof), release any material rights under or voluntarily terminate any Material Contract or any Contract that would constitute a Material Contract if it had been in effect on the date of this Agreement;

(xii) except as required by applicable Legal Requirements or GAAP or in the ordinary course of business, (A) make any material change to any accounting method or accounting period used for Tax purposes that has a material effect on Taxes; (B) rescind or change any material Tax election; (C) file a material amended Tax Return; (D) enter into a closing agreement with any Governmental Body regarding any material Tax liability or assessment; (E) settle, compromise or Consent to any material Tax claim or assessment or surrender a right to a material Tax refund; (F) waive or extend the statute of limitations with respect to any material Tax or material Tax Return (taking into account any extensions of such due date); (G) fail to file any material Tax Returns on or before its due date; or (H) fail to pay any material Tax as it becomes due;

(xiii) settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim) against any Acquired Company, other than any settlement, release, waiver or compromise that (A) results solely in monetary obligations involving only the payment of monies by the Acquired Companies of not more than $350,000 in the aggregate (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, any Acquired Companies) or (B) results in no monetary or other material non-monetary obligation of any Acquired Company; provided that the settlement, release, waiver or compromise of any Legal Proceeding or claim brought by the shareholders of the Company against the Company and/or its directors relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 2.7 or Section 6.6, as applicable;

(xiv) enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Legal Requirements);

(xv) adopt or implement any shareholder rights plan or similar arrangement;

(xvi) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Acquired Companies;

(xvii) other than within the ordinary course of business consistent with past practices, hire or terminate (without cause) any employee or contingent worker, or enter into, amend, modify or terminate any employment, severance, bonus, retention, change in control or similar agreement with any current or former employee or contingent worker of the Company or its Subsidiaries, in each case (i) with an annual base salary and target bonuses or other incentive compensation that, in aggregate, exceeds $350,000; (ii) where such Employee or contingent worker is or would be entitled by agreement, policy or practice to any severance payments or benefits or any bonus or accelerated vesting in connection with the transactions contemplated hereby, in each case, other than pursuant to applicable Legal Requirement (other than any obligations arising under any Contract); or (iii) where any such terminations would constitute an “employment loss” under the WARN Act;

(xviii) enter into any new line of business;

(xix) fail to maintain in full force and effect insurance policies covering the Acquired Companies and their material properties, business, assets and operations in a form and amount consistent with past practice in all material respects; or

(xx) authorize any of, or agree or commit to take, any of the actions described in the foregoing clauses (i) through (xix) of this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Acquired Companies prior to the Offer Acceptance Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its, if applicable, Subsidiaries’ respective operations.

5.3 No Solicitation.

(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and (ii) does not prohibit the Company from providing any information to Parent in accordance with this Section 5.3 or otherwise complying with its obligations under this Agreement.

(b) Except as permitted by this Section 5.3, during the Pre-Closing Period, the Company shall not, and shall cause the other Acquired Companies and its and their respective directors, officers and employees not to, and shall use reasonable best efforts to cause their other Representatives not to, (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal; (ii) (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (C) approve, adopt, endorse, recommend or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (D) take any action to grant any waiver, amendment or release under any Takeover Law; (iii) waive or release any Person from, forebear in the enforcement of, or amend any confidentiality, standstill or similar Contract or any standstill provisions of any other Contract, unless, solely in the case of this clause (iii), the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s shareholders under applicable Legal Requirements, in which event the Acquired Companies may take the preceding actions described in this clause (iii) solely to the extent necessary to permit a third party to make, on a confidential basis, to the Board of Directors, an Acquisition Proposal; or (iv) resolve to do, or agree or announce an intention to do, any of the foregoing under the preceding clauses (i) through (iii). As promptly as reasonably practicable (and in any event within three (3) Business Days) following the date hereof, the Company shall discontinue electronic or physical data room access granted, and request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all non-public information previously furnished to any Person (other than Parent and its Representatives) that has made or indicated an intention to make an Acquisition Proposal within the two (2) year period prior to the date of this Agreement.

(c) If at any time on or after the date of this Agreement and prior to the Offer Acceptance Time any Acquired Company or any of their Representatives receives an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from a breach of this Section 5.3, (i) the Company and its Representatives may contact such Person or group of Persons solely to clarify the terms and conditions thereof solely to determine whether such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer and (ii) if the Board of Directors determines in good faith, after consultation with financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer and that the failure to take such action described in clauses (ii)(x) and (ii)(y) of this Section 5.3(c) would be inconsistent with its fiduciary duties under applicable Legal Requirements, then the Company and its Representatives may (x) furnish, pursuant to an Acceptable Confidentiality Agreement (an executed copy of which shall be provided by the Company to Parent solely for informational purposes within 24 hours of execution thereof), information (including non-public information) with respect to the Acquired Companies to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall substantially concurrently therewith (and no later than within 24 hours) provide to Parent any non-public information concerning the Acquired Companies that is provided to any Person to the extent access to such information was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal; provided, in the case of the preceding clauses (ii)(x) and (ii)(y), that at or prior to the first time that the Company furnishes any information to or participates in any discussions or negotiations with any Person on or after the date of this Agreement, the Company shall provide written notice to Parent of such determination of the Board of Directors described in the preceding clause (ii), together with the identity of the Person or group making such Acquisition Proposal.

(d) During the Pre-Closing Period, the Company shall (i) promptly (and in any event within 24 hours) notify Parent if any inquiries, proposals or offers with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal are received by any Acquired Company or any Representative thereof and provide to Parent a copy of any written Acquisition Proposal (including any proposed term sheet, letter of intent, acquisition agreement or similar agreement with respect thereto) and a summary of any material unwritten terms and conditions thereof (and indicate the identity of such Person), and (ii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis (and in any event within 24 hours of such material development, discussion or negotiation).

(e) Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that this Section 5.3(e) shall not be deemed to permit the Board of Directors to make a Company Adverse Change Recommendation except to the extent permitted by Section 6.1(b), or (ii) making any disclosure to the shareholders of the Company if the Board of Directors determines in its good faith judgment, after consulting with outside legal counsel, that a failure to make such disclosure would be inconsistent with the Board of Directors’ fiduciary duties to the Company or its shareholders under applicable Legal Requirements.

(f) Without limiting the generality of Section 5.3(b), the Company agrees that in the event any Acquired Company or any Representative of an Acquired Company takes any action which, if taken by the Company, would constitute a breach of this Section 5.3 or Section 6.1, the Company shall be deemed to be in breach of this Section 5.3 or Section 6.1.

SECTION 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1 Company Board Recommendation.

(a) Subject to Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, subject to Section 6.1(b), neither the Board of Directors nor any committee thereof shall (i)(A) withdraw, withhold or qualify (or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw, withhold or qualify (or modify in a manner adverse to Parent or Merger Sub), the Company Board Recommendation, (B) approve, adopt, endorse, recommend or declare advisable, or publicly propose to approve, adopt, endorse, recommend or declare advisable, any Acquisition Proposal, (C) after public announcement of an Acquisition Proposal (other than a tender offer or exchange offer), fail to publicly affirm the Company Board Recommendation within three (3) Business Days after a written request by Parent to do so (or, if earlier, by the close of business on the Business Day immediately preceding the scheduled date of the Offer Acceptance Time), (D) following the commencement of a tender offer or exchange offer relating to the Shares by a Person unaffiliated with Parent, fail to affirm the Company Board Recommendation and recommend that the Company’s shareholders reject such tender offer or exchange offer within ten (10) Business Days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or, if earlier, by the close of business on the Business Day immediately preceding the scheduled date of the Offer Acceptance Time) or (F) fail to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to the Company’s shareholders (any action or failure to take any action described in this clause (i) being referred to as a “Company Adverse

Change Recommendation”) or (ii) approve, adopt, endorse, recommend or declare advisable, or propose to approve, adopt, endorse, recommend or declare advisable, or allow the Company to execute or enter into any letter of intent, agreement in principle, acquisition agreement or other Contract with respect to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 5.3(c)).

(b) At any time prior to the Offer Acceptance Time:

(i) if any Acquired Company has received a bona fide written Acquisition Proposal from any Person that has not been withdrawn and after consultation with outside legal counsel, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Board of Directors may make a Company Adverse Change Recommendation, or (y) provided that such Acquisition Proposal did not arise out of a breach of Section 5.3, the Company may terminate this Agreement pursuant to Section 8.1(e) to enter into a Specified Agreement with respect to such Superior Offer, in each case of the preceding clauses (x) and (y), if and only if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably likely to be inconsistent with the fiduciary duties of the Board of Directors to the Company’s shareholders under applicable Legal Requirements; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminating this Agreement pursuant to Section 8.1(e) at least three (3) Business Days prior to making any such Company Adverse Change Recommendation or effecting such termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation or termination) and, if desired by Parent, during such three (3)-Business Day period shall have negotiated, and caused its Representatives to negotiate, in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent; and (C) (1) the Company shall have provided, and shall have caused its Representatives to provide, to Parent information with respect to such Acquisition Proposal in accordance with Section 5.3(c) and Section 5.3(d), (2) the Company shall have given Parent the three (3)-Business Day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and (3) no earlier than the end of such three (3)-Business Day period, after giving effect to the proposals made by Parent during such period, if any, after consultation with financial advisors and outside legal counsel, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal remains a Superior Offer and that the failure to make the Company Adverse Change Recommendation in response to such Superior Offer or terminate this Agreement pursuant to Section 8.1(e) would reasonably likely to be inconsistent with the fiduciary duties of the Board of Directors to the Company’s shareholders under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 6.1. The provisions of this Section 6.1(b)(i) shall also apply to any change to any of the financial terms (including the form and amount of payment of consideration) or other material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to three (3) Business Days in this Section 6.1(b)(i) shall be deemed to be two (2) Business Days; and

(ii) other than in connection with a Superior Offer (which shall be subject, in connection with a Company Adverse Change Recommendation, solely to Section 6.1(b)(i)), the Board of Directors may make a Company Adverse Change Recommendation in response to an Intervening Event if and only if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably likely to be inconsistent with the fiduciary duties of the Board of Directors to the Company’s shareholders under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least three (3) Business Days prior to making any such Company Adverse Change Recommendation and, if desired by Parent, during such three (3)-Business Day period shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent; and (C) (1) the Company shall have specified in reasonable detail the facts and circumstances relating to such Intervening Event that render a Company Adverse Change Recommendation necessary, (2) the Company shall have given Parent the three (3)-Business Day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and (3) no earlier than the end of such three (3)-Business Day period, after giving effect to the proposals made by Parent during such period, if any, after consultation with outside legal counsel, the Board of Directors shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Intervening Event would nonetheless reasonably like to be inconsistent with the fiduciary duties of the Board of Directors to the Company’s shareholders under applicable Legal Requirements. The provisions of this Section 6.1(b)(ii) shall also apply to any material change to the facts and circumstances specified in clause (C)(1) of this Section 6.1(b)(ii) and require a new Determination Notice under clause (B) of this Section 6.1(b)(ii), except that the references to three (3) Business Days in connection therewith above in this Section 6.1(b)(ii) shall be deemed to be two (2) Business Days.

6.2 Filings, Consents and Approvals.

(a) The Parties agree to use their reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate each and every impediment under the Antitrust Laws, that may be asserted by any Governmental Body or any other party, so as to enable the Closing to occur as promptly as practicable, but in no case later than the End Date, including responding as promptly as reasonably practicable to all requests for information by any Governmental Body pursuant to its evaluation of the Transactions under the HSR Act or other applicable Antitrust Laws. Nothing in this Agreement, including this Section 6.2, obligates Parent or any of its Subsidiaries or Affiliates (i) to proffer, negotiate, accept, or implement (A) the divestiture, sale, license, or other disposition of any assets, entities, businesses, or operations of Parent, the Company, or any of their respective Subsidiaries or Affiliates, or (B) the imposition of any constraints, restraints, or other obligations or conditions upon the operation of any assets, entities, businesses, or operations of Parent, the Company, or any of their respective Subsidiaries or Affiliates; or (ii) to defend through litigation, arbitration, or other dispute resolution process, on the merits or otherwise, any claim asserted by any party under any Antitrust Laws, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent). With respect to any efforts hereunder, each Party shall bear its own attorney fees and costs.

(b) Subject to the terms and conditions of this Agreement, each of the Parties shall (and shall cause their respective Affiliates, if applicable, to), if applicable: (i) promptly, but in no event later than five (5) Business Days after the date hereof, make an appropriate filing of a notification and report form as required by the HSR Act with respect to the Transactions and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings, notifications or other consents are required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

(c) Without limiting the generality of anything contained in this Section 6.2, during the Pre-Closing Period, each Party shall (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions under the Antitrust Laws, (ii) keep the other Parties reasonably informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iii) promptly inform the other Parties of, and wherever practicable give the other party reasonable advance notice of, and the opportunity to participate in, any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (other than “4(c) documents” as that term is used in the rules and regulations under the HSR Act, that contain valuation information (which can be redacted)), (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vi) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, give the other party reasonable advance notice of, and permit authorized Representatives of the other Party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding. Any notification, submission, or correspondence to any Governmental Body shall be subject to prior approval by both Parties, with such approval not to be unreasonably withheld or delayed.

(d) Without limiting the generality of the foregoing, each of the Parties shall use their respective reasonable best efforts to obtain the CFIUS Approval (as defined below) prior to the initial End Date, including using their respective reasonable best efforts to: (i) as soon as practicable, and not later than fifteen (15) Business Days after the date hereof, unless otherwise agreed by the Parties in writing, file a draft CFIUS Notice in connection with the CFIUS Approval in accordance with the DPA, (ii) promptly (and not later than five (5) Business Days, unless otherwise agreed by the Parties in writing) file a final CFIUS Notice in accordance with the DPA after receipt of comments from CFIUS to the draft CFIUS Notice or confirmation by CFIUS that it has no comments to the draft CFIUS Notice, (iii) promptly and, in all events consistent with any deadline imposed by CFIUS or pursuant to other applicable Legal Requirements, comply with any request received by it from any Governmental Body for any certification, additional information, documents or other materials in respect of such CFIUS Notice, and (iv) undertake reasonable efforts to cooperate in all respects with each other in connection with the drafting and filing of the draft and final CFIUS Notice and in providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the Transactions within the timeframes set forth in the DPA; (v) promptly inform each other of any material communication with CFIUS; and (vi) permit each other to review any communication by the other, and consult with the other in advance of any planned meeting or conference, with CFIUS, and, to the extent permitted by CFIUS, grant each other the opportunity to attend and participate in any such planned meeting or conference, provided that neither Parent nor the Company shall be obligated to disclose to the other any communication to CFIUS that Parent or the Company considers to be proprietary or confidential or that would violate any applicable Legal Requirements. Parent and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all commercially reasonable actions necessary, proper, or advisable to obtain CFIUS Approval. None of the Parties shall take any action that would reasonably be expected to materially prevent, delay, or impede the CFIUS Approval without the written consent of the other Party. For the avoidance of doubt, and notwithstanding anything to the contrary set forth in this Section 6.2(d), the exercising of “reasonable best efforts” shall in no event require the Parties, as a condition to obtaining the CFIUS Approval, to take any action that may limit Parent’s freedom of action with respect to the Company, or to sell, divest or hold separate or take any other action with respect to any assets, businesses, or interests in any assets or businesses of the Parties (or to consent to any sale, divestiture or holding separate, or agreement to sell, divest or hold separate by the parties of any of their assets, businesses or interests in any of their assets or businesses). Parent shall be responsible for 100% of the CFIUS filing fee required under 31 C.F.R. part 800, subpart K.

6.3 Employment Matters.

(a) For a period of one (1) year following the Effective Time (the “Continuation Period”), Parent shall provide, or cause to be provided, to each employee of the Company or its Subsidiaries who is employed by the Company or its Subsidiaries as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any Affiliate thereof) during such one (1)-year period (each, a “Continuing Employee”) with (i) a base salary or wage rate that is no less than that provided to such Continuing Employee by any Acquired Company immediately prior to the Effective Time, (ii) cash incentive compensation opportunities (excluding equity or equity-based compensation and any retention or other special or non-recurring bonus or incentive awards) that are no less favorable, in the aggregate, than those provided to such Continuing Employee by any Acquired Company immediately prior to the Effective Time and (iii) other compensation and employee benefits (excluding equity or equity-based compensation and any retention or other special or non-recurring bonus or incentive awards) that in the aggregate are no less favorable than those provided to such Continuing Employee by any Acquired Company immediately prior to the Effective Time.

(b) Parent agrees that during the Continuation Period, all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the Company’s health and welfare benefit plans immediately prior to the Effective Time); provided, however, that (i) nothing in this Section 6.3 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan then the Continuing Employees shall be eligible to participate in the Surviving Corporation’s (or an Affiliate’s) corresponding health and welfare benefit plans. To the extent that service is relevant for eligibility or vesting under any benefit plan of Parent and/or the Surviving Corporation, then Parent shall ensure that such benefit plan shall, for purposes of eligibility and vesting, but not for purposes of benefit accrual, credit Continuing Employees for service prior to the Effective Time with the Company and its Affiliates or their respective predecessors to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of the Company. In addition, Parent and/or the Surviving Corporation shall credit each Continuing Employee with paid time off equal to the accrued paid time off such Continuing Employee had accrued with the Company that was unused as of the Effective Time. To the extent that service is relevant for benefit levels, including paid time off accruals, following the Effective Time, Parent shall ensure that any employee plan of Parent and/or the Surviving Corporation shall, for purposes of benefit levels, credit Continuing Employees for service prior to the Effective Time with the Company to the same extent that such service was recognized prior to the Effective Time.

(c) Following the Effective Time, Parent or an Affiliate of Parent shall (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of Parent or an Affiliate that provides health benefits in which Continuing Employees are eligible to participate following the Effective Time, other than any limitations that were in effect with respect to such employees immediately prior to the Effective Time under the corresponding Employee Plan, (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by the Continuing Employees and their eligible covered dependents under the health plans in which they participated immediately prior to transitioning into a plan of Parent or an Affiliate during the portion of the plan year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Parent or an Affiliate and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible covered dependents on or after the Effective Time, in each case to the extent such Continuing Employee or eligible covered dependent had satisfied any similar limitation or requirement under an analogous Employee Plan prior to the Effective Time.

(d) The provisions of this Section 6.3 are solely for the benefit of the Parties, and no provision of this Section 6.3 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof. Nothing in this Section 6.3 or elsewhere in this Agreement shall be construed to create a right in any Person to employment with Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation or to any compensation or benefits and the employment of each Continuing Employee shall be “at will” employment to the extent permitted by applicable Legal Requirements.

(e) With respect to the Company’s 2023 fiscal year, the Company may, prior to the Offer Acceptance Time, pay annual bonuses with respect to such fiscal year at the level determined by the Board of Directors in accordance with the terms of the applicable Employee Plan and as would otherwise be determined in the ordinary course of business and consistent with past practice, provided that any such annual bonuses shall be (i) no greater than those made with respect to the Company’s 2022 fiscal year, and (ii) calculated based on the Company’s reasonable estimate of the extent to which it projects that the performance targets otherwise applicable to such 2023 fiscal year bonus under such Employee Plan would have been achieved, and prorated based on the number of days elapsed in the applicable performance period as of the Closing Date, unless agreed to by Parent in advance in writing. If the Closing has not occurred prior to January 1, 2024, the Board of Directors shall be permitted to establish annual bonus targets and metrics with respect to the 2024 fiscal year in accordance with the terms of the applicable Employee Plan and as would otherwise be determined in the ordinary course of business and consistent with past practice.

(f) During the Continuation Period, Parent shall provide, or shall cause its Affiliates to provide, each Continuing Employee who experiences a termination of employment from Parent or any of its Affiliates during the Continuation Period with severance benefits that are no less favorable, in the aggregate, than those that would have been provided to such Continuing Employee by any Acquired Companies under the applicable severance policies set forth in Section 6.3(f) of the Company Disclosure Schedule, and solely to the extent that any such severance policies condition receipt of severance payments in excess of Legal Requirement, if any, upon provision a release of claims in favor of Parent.

(g) Following the date of this Agreement and prior to the Offer Acceptance Time, the Parties shall (and shall cause their respective Affiliates to), cooperate and use good faith efforts in carrying out requisite notifications to, and consultations, discussions or negotiations with, applicable unions, works councils, labor organizations or other employee representative groups in connection with the Transactions.

(h) The Parties acknowledge and agree that all provisions contained in this Section 6.3 are included for the sole benefit of the respective Parties and shall not (i) create any third-party beneficiary or other rights in any current or former employee, manager, officer, director or independent contractor of the Company or any Subsidiary to enforce the provisions of this Section 6.3, (ii) be construed as an amendment, waiver or creation of any Employee Plan or other employee benefit plan of the Company, any Subsidiary, Parent, or any of their respective Affiliates, (iii) limit in any way the right of the Company, any Subsidiary, Parent, or any of their respective Affiliates to amend or terminate any Employee Plan at any time, or (iv) create any right to employment or service, continued employment or service or any term or condition of employment or service with any of the Company, any Subsidiary, Parent, or any of their respective Affiliates.

6.4 ESPP. The Company shall take all actions necessary pursuant to the terms of the Company ESPP to provide that (i) no new offering period will be commenced following the date hereof under the Company ESPP, (ii) each purchase right issued pursuant to the Company ESPP shall be fully exercised not later than five (5) Business Days prior to the Effective Time and (iii) the Company ESPP shall terminate immediately prior to the Offer Acceptance Time and no further rights shall be granted or exercised under the Company ESPP thereafter.

6.5 Indemnification of Officers and Directors.

(a) For a period of six (6) years from the Effective Time, Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers of any Acquired Company and any indemnification or other similar agreements of any Acquired Company that, in the case of any current director or officer of the Company, has been made available to Parent, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms, and Parent shall cause the Acquired Companies to perform their obligations thereunder. Without limiting the foregoing, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to, and the Surviving Corporation agrees that it will, indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of any Acquired Company or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Acquired Company as a director or officer of another Person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including this Agreement and the Transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of any Acquired Company or is or was serving at the request of any Acquired Company as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Legal Requirements. In the event of any such claim, action, suit or proceeding, (x) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or its Subsidiaries, as applicable, in accordance with the organizational documents and any indemnification or other similar agreements of the Surviving Corporation or its Subsidiaries, as applicable, as in effect on the date of this Agreement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the NYBCL or the Surviving Corporation’s or its Subsidiaries’ certificate of incorporation or bylaws (or comparable organizational documents) or any such indemnification or other similar agreements, as applicable, to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification and (y) the Surviving Corporation and its Subsidiaries, as applicable, shall reasonably cooperate in the defense of any such matter.

(b) For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’, employment practices and fiduciary liability insurance maintained by or for the benefit of the Acquired Companies or provide substitute policies for the Acquired Companies and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Companies, in either case, of not less than the existing coverage and having other terms not less favorable in the aggregate to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Companies with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’, employment practices and fiduciary liability insurance), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies more than 300% of the aggregate annual premium most recently paid by the Acquired Companies prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 6.5(b) it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the Closing Date the Company may, at its option, purchase a “tail” directors’ and officers’, employment practices and fiduciary liability insurance policy for the Acquired Companies and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Companies, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Companies with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that in no event shall the cost of any such tail policy exceed the Maximum Amount. Parent and the Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(c) In the event that any Acquired Company or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Acquired Company, as applicable, shall cause proper provision to be made so that the successors and assigns of such Acquired Company assume the obligations set forth in this Section 6.5.

(d) The provisions of this Section 6.5 (i) shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons), his or her heirs, successors, assigns and representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 6.5 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written Consent of the affected Indemnified Person.

6.6 Shareholder Litigation. The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with (and shall give reasonable consideration to Parent’s comments and other advice in connection with), and the opportunity to participate in, any litigation against the Company and/or its directors or officers relating to the Transactions or this Agreement, and the right to consult on any settlement with respect to such litigation, and no such settlement shall be agreed to without Parent’s prior written Consent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any such litigation and shall keep Parent reasonably and promptly informed with respect to the status thereof.

6.7 Additional Agreements. Subject to the terms and conditions of this Agreement, including Section 6.2(a), Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall use reasonable best efforts to (a) make all filings (if any) and give all notices (if any) required to be made and given by such Party pursuant to any Material Contract in connection with the Offer and the Merger and the other Transactions, (b) seek each Consent (if any) required to be obtained pursuant to any Material Contract by such Party in connection with the Transactions to the extent requested in writing by Parent and (c) seek to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third Person against such Party.

6.8 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release or public statement without the other Party’s written Consent. Notwithstanding the foregoing: (a) each Party may, without such consultation or Consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make required disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) a Party may, without the prior Consent of the other Party but subject to giving reasonable advance notice to the other Party of the contents thereof and consulting with the other Party with respect to the contents thereof, issue any such press release or make any such public announcement or statement that, after consultation with outside legal counsel by the disclosing party, is determined to be required by Legal Requirement; and (c) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal or Company Adverse Change Recommendation.

6.9 Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective Boards of Directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

6.10 Section 16 Matters. The Company, and the Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options, Company RSUs and Company PSUs in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.11 Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the compensation committee of the Board of Directors, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Merger Sub, the Company or their respective Affiliates and any of the officers, directors or employees of the Company or its Subsidiaries that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

6.12 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of NASDAQ to enable the delisting by the Surviving Corporation of the Shares from NASDAQ and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.13 Director Resignation. The Company shall use its reasonable best efforts to obtain and provide to Parent, on or prior to the Closing Date, to the extent requested in writing by Parent at least ten (10) Business Days prior to the Closing Date, resignation letters, effective as of and contingent upon the Effective Time, from each of the directors and corporate officers or equivalents of each of the Acquired Companies as requested by Parent, resigning from such position as a director and/or corporate officer, as applicable; provided that such resignation shall not be deemed to constitute a resignation as an employee or contractor (if such director or officer is at such time an employee or contractor) of any Acquired Company.

6.14 Notice of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a) any notice or other communication received by such Party from any Governmental Body in connection with this Agreement, the Offer, the Merger or the other Transactions, or from any Person alleging in writing that the consent of such Person is required in connection with the Offer, the Merger or the other Transactions;

(b) any Legal Proceeding commenced or, to any Party’s knowledge, threatened in writing against, such Party or any of its Subsidiaries or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, in each case in connection with, arising from or otherwise relating to the Offer, the Merger or the other Transactions; or

(c) the occurrence or impending occurrence of any event or circumstance relating to such event which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, with respect to the Company, or a Parent Material Adverse Effect, with respect to Parent, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions;

provided, however, that the delivery of any notice pursuant to this Section 6.14 shall not constitute a breach of this Agreement or affect the representations, warranties, covenants, agreements or obligations of the Parties hereunder or the conditions to the obligations of the Parties hereunder.

6.15 Payoff. The Company shall, and shall cause the other Acquired Companies to, deliver (or cause to be delivered) all notices and take all other reasonable actions to facilitate the termination at the Effective Time of all commitments in respect of the Existing Credit Agreement, the repayment in full on the Closing Date of all obligations in respect of the Indebtedness thereunder, and the release on the Closing Date of any Encumbrances securing such Indebtedness and guarantees in connection therewith, in each case, which may be conditioned upon the consummation of the Closing and other transactions contemplated hereunder. In furtherance and not in limitation of the foregoing, the Company and the other Acquired Companies shall use reasonable best efforts to deliver to Parent prior to the Closing an executed payoff letter with respect to the Existing Credit Agreement (the “Payoff Letter”), in form and substance customary for transactions of this type, from the applicable agent on behalf of the Persons to whom such Indebtedness is owed, which Payoff Letter together with any related release documentation shall, among other things, include the payoff amount and provide that Encumbrances (and guarantees), if any, granted in connection with the Existing Credit Agreement relating to the assets, rights and properties of the Company and the other Acquired Companies securing or relating to such Indebtedness, shall, upon the payment of the amount set forth in the applicable Payoff Letter at or prior to the Effective Time, be released and terminated.

6.16 Cooperation with Debt Financing.

(a) The Company shall use reasonable best efforts to, and shall cause the other Acquired Companies and their respective Representatives to use reasonable best efforts to, reasonably cooperate with and reasonably assist Parent, at Parent’s sole cost and expense, in connection with Parent’s arranging, obtaining and syndicating the Debt Financing and causing the conditions in the definitive documents related to the Debt Financing and any commitment letters entered into in connection with such Debt Financing to be satisfied, including using reasonable best efforts in (i) assisting with, and furnishing information for the purposes of, the preparation of customary prospectuses (including any pro forma financial information and any information required under Article 18(2) of Commission Delegated Regulation (EU) 2019/980), offering documents, syndication documents and materials, including bank information memoranda and private placement memoranda, lender and investor presentations, rating agency materials and presentations and other customary marketing materials in connection with the Debt Financing (all such documents and materials, collectively, the “Marketing Documents”) (it being understood and agreed that the Marketing Documents shall include (or otherwise be subject to) any customary exculpation language, as the case may be, with respect to the Company, its Affiliates and their respective Representatives), (ii) furnishing to Parent as promptly as reasonably practicable financial statements and operational information (including consolidated financial statements for interim periods up until the Closing Date) that can be prepared without undue burden with respect to the Company and the other Acquired Companies as is reasonably requested by Parent; provided that the Company shall not be required to provide, and Parent and Merger Sub shall be responsible for, any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing (the “Required Information”), (iii) assisting in the preparation of schedules to collateral agreements by providing information of the Acquired Companies required to be made available on such schedules for purposes of the arrangement or consummation of the Debt Financing, (iv) subject to any contractual agreement in effect, facilitating the pledging of collateral for the Debt Financing, which shall not be required to be delivered or effective until at or promptly following the Effective Time, (v) subject to any contractual agreement in effect, obtaining the Payoff Letter, and the related lien releases, and instruments of termination or discharge, as applicable, required pursuant to Section 6.15, and (vi) furnishing Parent as promptly as reasonably practical, and in any event not less than four (4) Business Days prior to the Closing Date, with all documentation and other information related to the Company and the other Acquired Companies required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act, that has been reasonably requested in writing with at least ten (10) Business Days’ prior notice by Parent or its Financing Sources. The Company hereby consents to the use of its and the other Acquired Companies’ logos in connection with the Debt Financing so long as such logos are used solely (i) in a manner that is not intended to or that is not reasonably likely to harm or disparage the Company or the other Acquired Companies or the reputation or goodwill of the Company or the other Acquired Companies and (ii) solely in connection with a description of the Company, its business and products or the Merger.

(b) Notwithstanding the requirements of Section 6.16(a) or anything in this Agreement to the contrary, (i) neither the Company nor any of its Affiliates or their respective Representatives shall be required to enter into, approve or perform (or commit to enter into, approve or perform) any certificate, document, agreement, or instrument, in each case which will be effective prior to the Effective Time, (ii) nothing herein shall require cooperation contemplated thereby to the extent it would interfere unreasonably with the business or operations of the

Company or any of its Affiliates or their respective Affiliates, (iii) none of the Company nor any of its Affiliates or their respective Representatives, will be required to (1) pay or commit to pay any commitment or other fee, (2) reimburse or incur any costs or expenses or incur any other liability (including any guarantee, indemnity or pledge) in connection with the Debt Financing or the Marketing Documents prior to the Effective Time, (3) provide any financial data other than the Required Information, or (4) provide any legal opinion or reliance letters or any certificate (in the case of the Company or the other Acquired Companies that would be required to be delivered prior to the Effective Time), comfort letter or opinion of any of its Representatives, (iv) nothing herein will involve any binding commitment by the Company, any of its Affiliates or any of their respective Representatives which commitment is not conditioned on the Effective Time and does not terminate without liability to the Company, its Affiliates and their respective Representatives upon the termination of this Agreement, and (v) nothing herein will require the Company, any of its Affiliates or any of their respective Representatives to provide any information or take any action, the disclosure or taking of which would violate applicable Legal Requirements; provided that, if the Company does not provide or cause its Representatives to provide such access or such information in reliance on the foregoing, then the Company shall (1) provide a written notice to Parent stating that it is withholding such access or such information and (2) reasonably cooperate (at the request of Parent) to provide the applicable access or information in a way that would not violate such applicable Legal Requirements. Nothing in this Section 6.16 will require (1) any Representative of the Company or the other Acquired Companies to deliver any certificate or opinion or take any other action under this Section 6.16 that could reasonably be expected to result in personal liability to such Representative; (2) the Board of Directors (or any committee or subcommittee thereof) or the board of directors, managers, managing member or any similar controlling body of any other Acquired Company to approve (or otherwise take any corporate or similar action with respect to) any financing (including the Debt Financing) or Contracts related thereto; or (3) the Company or any other Acquired Company to take any action that would conflict with or violate its organizational or governance documents.

(c) Parent and Merger Sub shall indemnify, defend, and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with (i) the Debt Financing, (ii) any action taken by them at the request of Parent or Merger Sub pursuant to this Section 6.16 or in connection with the arrangement of the Debt Financing or (iii) any information utilized in connection therewith (other than any losses suffered or incurred (x) as a result of fraud, willful misconduct or gross negligence of the Company, its Subsidiaries or their respective Representatives or (y) as a direct result of the breach of any of the material obligations of the Company, its Subsidiaries or their respective Representatives under this Agreement, in each case as determined by a final and non-appealable judgment of a court of competent jurisdiction). If any amount previously paid to or on behalf of the Company, its Subsidiaries and their respective Representatives pursuant to the immediately preceding sentence is subsequently determined to be ineligible for indemnification as a result of a final, non-appealable judgment of a court of competent jurisdiction, such Person shall promptly reimburse such amount to Parent. Parent or Merger Sub shall promptly, upon request by the Company, reimburse the Company for all reasonable documented out-of-pocket costs and expenses (including reasonable documented attorneys’ fees) incurred by the Company or any of its Subsidiaries or their respective Affiliates in connection with the cooperation of the Company and the Subsidiaries contemplated by this Section 6.16. All non-public or other confidential information regarding the Company and its Subsidiaries provided to Parent, Merger Sub or their respective Representatives pursuant to this Section 6.16 shall be kept confidential by them in accordance with the Confidentiality Agreement, except for disclosure to potential lenders and investors and their respective officers, employees, representatives and advisors as required in connection with the Debt Financing subject to customary confidentiality protections.

(d) Each of Parent and Merger Sub shall use its reasonable best efforts to complete, and shall cause their Subsidiaries to use commercially reasonable best efforts to, obtain and consummate the Debt Financing on the terms and conditions described in or contemplated by the Debt Commitment Letter on or before the Closing, including using reasonable best efforts to (i) comply with the terms and conditions of, and maintain in effect, the Debt Commitment Letter; (ii) negotiate and enter into definitive agreements at or prior to the Closing with respect to the Debt Financing on the terms and conditions contained in the Debt Commitment Letter; (iii) satisfy on a timely basis all conditions applicable to such Debt Financing in such definitive agreements; and (iv) if all conditions to the Debt Financing are, or upon funding of the Debt Financing will be, satisfied, cause the other parties to the Debt Commitment Letter and such definitive agreements to comply with their obligations under the Debt Commitment Letter and such definitive agreements and to fund at or prior to the Closing, the Debt Financing required to consummate the Offer at the Offer Acceptance Time, the Merger at the Closing and the other Transactions.

(e) Without the prior written consent of the Company, which consent shall not be unreasonably delayed, conditioned or withheld, Parent and Merger Sub shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, or replace, the Debt Commitment Letter if such amendment, modification, waiver or replacement would reasonably be expected to (i) delay or prevent or adversely affect the Offer or the Closing, (ii) modify the conditions contained in the Debt Commitment Letter (the “Debt Financing Conditions”) or create any new condition to the Debt Financing, (other than the Debt Financing Conditions as in effect on the date hereof), (iii) reduce the net cash proceeds of the Debt Financing, including any reduction in the aggregate principal amount of the Debt Financing; provided, that no such prior written consent shall be required in connection with a reduction in the aggregate principal amount of the Debt Financing if the aggregate principal amount of the Debt Financing after such reduction, together with cash on hand of Parent and its Subsidiaries, is equal to or exceeds the sum of (A) the aggregate Offer Price and Merger Consideration payable pursuant to the terms of this Agreement and (B) the aggregate of all amounts payable under Section 2.8, and (C) all related fees and expenses of Parent, Merger Sub and their respective Affiliates and Representatives and all other payments required by this Agreement and / or in connection with the Debt Financings (iv) change the date for termination and/or expiration of the Debt Commitment Letter (or any commitment thereunder) to an earlier date or modify any terms relating to termination right of any party thereunder, (v) waive the prohibitions with respect to assignment by the Financing Sources of their commitments under the Debt Commitment Letter, or (vi) adversely impact the ability of Parent or Merger Sub to enforce their rights against other parties to the Debt Commitment Letter prior to the Closing. Without the prior written consent of the Company, Parent and Merger Sub shall not consent to any assignment of rights or obligations under the Debt Commitment Letter; provided that the Financing Sources may syndicate the Debt Financing so long as the Financing Sources retain and remain obligated to fund their commitments under the

Debt Financing until the Debt Financing is fully funded by the designated assignees and the syndicated sources of funding for the Debt Financing. Parent or Merger Sub shall promptly provide the Company written notice of any amendment or modification relating to the Debt Commitment Letter that does not require consent pursuant to this Section 6.16(e).

(f) In the event that all or any portion of the Debt Financing becomes unavailable and such portion is reasonably required to consummate the Offer, the Merger and the other Transactions, each of Parent and Merger Sub shall use reasonable best efforts to arrange and timely obtain substitute financing (on terms and conditions that are not materially less favorable to Parent, taken as a whole, than the terms and conditions set forth in the Debt Commitment Letter relating to the Debt Financing to be replaced) from the same or alternative sources in an amount sufficient to consummate Offer, the Merger and the other Transactions (the “Alternative Financing”) (and shall promptly upon the execution and delivery thereof, provide to the Company true and complete copies of the material, definitive documents related to the Alternative Financing). All references to the term “Debt Financing” shall be deemed to include such Alternative Financing and all references to the “Debt Commitment Letter” shall include any commitment letter or similar document for the Alternative Financing.

(g) Parent or Merger Sub shall give the Company prompt written notice: (i) of any material breach or default under the Debt Commitment Letter by any party thereto, (ii) of the receipt of any written notice from any party to the Debt Commitment Letter with respect to any actual or threatened material breach, default, withdrawal, termination or repudiation of any provisions of any Debt Commitment Letter by such party, and (iii) if for any reason Parent or Merger Sub believes in good faith that Parent will not be able to timely obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter. Promptly following any reasonable written request by the Company therefor, Parent or Merger Sub shall provide the Company any information reasonably requested by the Company in writing relating to any circumstance referred to in the immediately preceding sentence. Parent and Merger Sub shall keep the Company reasonably informed on a reasonably current basis in reasonable detail of the status of their and their Affiliates’ efforts to arrange the Debt Financing (or substitute financing obtained in accordance with Section 6.16(f)), including all material activity and timing considerations; provided that none of Parent, Merger Sub and any of their respective Affiliates shall be under any obligation to disclose any information pursuant to this sentence to the extent that (x) such information is subject to attorney-client or similar privilege (but only if such privilege is asserted in good faith) or (y) the disclosure of which would be prohibited or restricted by applicable Legal Requirement.

SECTION 7

CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction as of the Closing of each of the following conditions:

7.1 No Restraints. There shall not have been issued by any Governmental Body of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order, decree or ruling restraining, enjoining or otherwise preventing the consummation of the Merger, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Merger by any Governmental Body which prohibits or makes illegal the consummation of the Merger.

7.2 Consummation of Offer. Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

SECTION 8

TERMINATION

8.1 Termination. This Agreement may be terminated prior to the Effective Time:

(a) by mutual written Consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b) by either Parent or the Company, at any time prior to the Offer Acceptance Time, if the Closing shall not have occurred on or prior to midnight Eastern Time, on February 9, 2024 (the “End Date”); provided, however, that in the case of this Section 8.1(b), (x) if on the End Date all of the conditions set forth in Annex I, other than clause (e) or clause (i) set forth in Annex I, shall have been satisfied or waived by Parent or Merger Sub, to the extent waivable by Parent or Merger Sub (other than conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which is then capable of being satisfied), then the End Date shall automatically be extended by a period of ninety (90) days (and all references to the End Date herein and in Annex I shall be as so extended); and (y) the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose material breach of this Agreement has caused or resulted in the Offer not being consummated by such date;

(c) by either Parent or the Company if a Governmental Body of competent jurisdiction shall have issued an order, injunction, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Transactions illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose material breach of this Agreement has caused or resulted in the issuance of such final and nonappealable order, injunction, decree, ruling or other action;

(d) by Parent at any time prior to the Offer Acceptance Time, if: (i) the Board of Directors shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to the Company’s stockholders, or shall have effected a Company Adverse Change Recommendation; or (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Board of Directors fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-

9, rejection of such tender offer or exchange offer as promptly as practicable after (but in any event within ten (10) Business Days) of the commencement of such tender offer or exchange offer; or (iii) the Board of Directors fails to publicly reaffirm the Company Board Recommendation as promptly as practicable (but in any event within three (3) Business Days, or, with respect to a tender offer or exchange offer subject to the preceding clause (ii), ten (10) Business Days) after Parent so requests in writing;

(e) by the Company, at any time prior to the Offer Acceptance Time, in order to accept, subject to compliance with Sections 5.3 and 6.1(b)(i) in relation to such Superior Offer, a Superior Offer and substantially concurrently enter into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Board of Directors shall have determined, in good faith, constitutes a Superior Offer (a “Specified Agreement”); provided that (i) no Acquired Company or any of its Representatives shall have breached Section 5.3 in any respect in relation to such Superior Offer, (ii) the Company and the Board of Directors shall have complied with Section 6.1(b) in relation to such Superior Offer and (iii) the Company shall have paid the Termination Fee prior to or simultaneously with and as a condition to such termination;

(f) by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that a condition set forth in clause (b) or (c) of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date Parent gives the Company written notice of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if either Parent or Merger Sub is then in material breach of any representation, warranty, covenant or obligation hereunder which breach would permit the Company to terminate this Agreement pursuant to Section 8.1(g);

(g) by the Company at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Merger Sub shall have occurred, in each case, if such breach or failure would reasonably be expected to prevent Parent or Merger Sub from consummating the Transactions and such breach or failure cannot be cured by Parent or Merger Sub, as applicable, by the End Date, or, if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date the Company gives Parent written notice of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder which breach would give rise to a failure of a condition set forth in clause (b) or (c) of Annex I (if such condition were tested as of the date of such breach instead of as of the Offer Acceptance Time);

(h) by Parent, at any time prior to the Offer Acceptance Time, in the event of any material breach of Section 5.3;

(i) by either Parent or the Company if the Offer (as it may have been extended pursuant to this Agreement) shall have expired or been terminated in a circumstance (i) in which all of the Offer Conditions are satisfied or have been waived (other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer) and (ii) where neither Merger Sub or Parent has any obligation to extend the Offer pursuant to Section 1.1(c), provided that the right to terminate this Agreement pursuant to this Section 8.1(i) shall not be available to any Party whose breach of this Agreement has caused or resulted in the Offer having expired or been terminated in such manner; or

(j) by the Company (i) if following the expiration of the Offer, Merger Sub shall have failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in Section 1.1(h) after the satisfaction, or to the extent waivable by Merger Sub or Parent, waiver by Merger Sub or Parent, of each of the Offer Conditions.

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Merger Sub or the Company or any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates following any such termination; provided, however, that (a) the final sentence of Section 1.2(b), the final sentence of Section 5.1, this Section 8.2, Section 8.3 and Section 9 (other than Section 9.5(b)) shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (c) the termination of this Agreement shall not relieve any Party from any liability for fraud or willful and material breach of this Agreement.

8.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(e);

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(d) or Section 8.1(h); or

(iii) (x) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the proviso to Section 8.1(b)) or by Parent pursuant to Section 8.1(f), (y) any Person shall have publicly disclosed a bona fide Acquisition Proposal after the date hereof and prior to such termination, or such Acquisition Proposal is otherwise publicly known prior to such termination, and such Acquisition Proposal has not been publicly withdrawn prior to such termination and (z) within twelve (12) months of such termination the Company shall have entered into a definitive agreement with respect to or consummated an Acquisition Proposal; provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

then, in any such event under clause (i), (ii) or (iii) of this Section 8.3(b), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of immediately available funds (x) in the case of Section 8.3(b)(i), prior to or simultaneously with (and as a condition to the effectiveness of) such termination, (y) in the case of Section 8.3(b)(ii), within two (2) Business Days after such termination or (z) in the case of Section 8.3(b)(iii), within two (2) Business Days after the earlier of the entry into a definitive agreement for or the consummation of the Acquisition Proposal referred to in clause (z) of Section 8.3(b)(iii); it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $7,225,000. Subject to Section 8.3(c), payment of the Termination Fee pursuant to this Section 8.3(b) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub or any of their respective Affiliates shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination; provided that none of the foregoing under this Section 8.3(b) shall relieve any Company Related Party from any liability for willful and material breach of this Agreement or fraud.

(c) In the event of any termination described in Section 8.3(b), (i) payment from the Company to Parent of the Termination Fee pursuant to Section 8.3(b), when due and paid, and any amounts, when due and paid, pursuant to Section 8.3(e), shall be the sole and exclusive remedy of Parent, Merger Sub or any of their respective Affiliates against the Acquired Companies and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and (ii) upon payment of such amount(s) and receipt thereof by Parent, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided that none of the foregoing under this Section 8.3(d) shall relieve any Company Related Party from any liability for willful breach of this Agreement or fraud.

(d) The Parties acknowledge (i) that the agreements contained in this Section 8.3 are an integral part of the Transactions contemplated by this Agreement, (ii) that the Termination Fee is not a penalty, but a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such payment is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions and (iii) that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to Section 8.3(b), and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

SECTION 9

MISCELLANEOUS PROVISIONS

9.1 Amendment. Prior to the Effective Time, this Agreement may be amended with the approval of the respective Boards of Directors of the Company, Parent and Merger Sub at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. Notwithstanding anything to the contrary in this Agreement, the provisions relating to the Financing Sources set forth in this Section 9.1, Section 9.5(c), Section 9.7 and Section 9.13 (and the defined terms used therein) may not be amended, modified or altered without the prior written consent of the Financing Sources.

9.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. At any time prior to the Effective Time, Parent and Merger, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if is expressly set forth in a written instrument duly executed and delivered on behalf of the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered by any Person pursuant to this Agreement shall survive the Merger.

9.4 Entire Agreement; Counterparts. This Agreement (including its Exhibits, Annexes and the Company Disclosure Schedule), the Support Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties and their respective Affiliates, with respect to the subject matter hereof and thereof. This Agreement may be executed in one or more counterparts, including by facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

9.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement and all disputes and controversies arising herefrom or related hereto shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof (whether of the State of New York or any other jurisdiction). In any action or proceeding arising out of or relating to this Agreement or any of the Transactions: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the United States District Court for the Southern District of New York or, solely in the event that such United States District Court does not have or will not exercise jurisdiction over such matter, any New York state court sitting in the City of New York, County of New York, State of New York, United States of America and, in any case, any appellate court thereof (collectively, the “NY Courts”); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.9. Each of the Parties irrevocably and unconditionally (1) agrees not to commence any such action or proceeding except in the NY Courts, (2) agrees that any claim in respect of any such action or proceeding may be heard and determined in the NY Courts, (3) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the NY Courts and (4) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the NY Courts. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment. In addition, the Parties agree that nothing in this Section 9.5(a) shall restrict any Party’s right to apply for interim relief or to file a plea for summary proceedings before the court having jurisdiction and venue in the jurisdiction in which the other Party is domiciled, including an application for an exequatur in such court having jurisdiction and venue in the jurisdiction in which such other Party is domiciled, in order to prevent the violation by the other Party of any proprietary interest, or any breach of the other Party’s obligations which could cause irreparable damage to the Party applying for such relief.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF (INCLUDING IN RESPECT OF THE FINANCING SOURCES AND THE DEBT FINANCING). EACH PARTY (I) MAKES THIS WAIVER VOLUNTARILY AND (II) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.5.

9.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by a Party without the prior written Consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such Consent shall be void and of no effect; provided, further, however, that Parent or Merger Sub may assign this Agreement with the prior written Consent of the Company to (a) any of their controlled Affiliates only if such assignment shall not impede or delay the consummation of the Transactions or relieve Parent of its obligations hereunder or (b) any of their respective financing sources (including the Financing Sources) pursuant to the terms of any commitment letter or definitive documentation entered into in connection with the Debt Financing but solely to the extent necessary for purposes of creating a security interest herein or otherwise assigning this Agreement and its rights hereunder as collateral in respect of the Debt Financing.

9.7 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (a) if the Offer Acceptance Time occurs, (i) the right of the Company’s shareholders to receive the Offer Price or Merger Consideration, as applicable, pursuant to Section 1 or Section 2 following the Offer Acceptance Time or the Effective Time, as applicable, in accordance with the terms of this Agreement, and (ii) the right of the holders of Company Options, Company RSUs and Company PSUs to receive the Merger Consideration pursuant to Section 2.8 following the Effective Time in accordance with the terms of this Agreement; (b) the provisions set forth in Section 6.5 of this Agreement; (c) the limitations on liability of the Company Related Parties set forth in Section 8.3(d); and (d) the provisions of Section 9.1, Section 9.5(c), this Section 9.7 and Section 9.13 (and the defined terms used therein) will inure to the benefit of the Financing Sources and their successors and assigns, each of whom are intended to be third party beneficiaries thereof (it being understood and agreed that the provisions of such sections will be enforceable by the Financing Sources and their respective successors and assigns).

9.8 Transfer Taxes. Except as otherwise provided in Section 2.6(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees imposed on the Company with respect to the transfer of Shares pursuant to the Offer or the Merger shall be borne by the Company and expressly shall not be a liability of holders of Shares.

9.9 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) Business Days after being sent by registered mail or by courier or express delivery service, (c) if sent by email or facsimile transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed, or (d) if sent by email or facsimile transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the Business Day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address, email address or facsimile number set forth beneath the name of such Party below (or to such other physical address, email address or facsimile number as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Merger Sub (or following the Effective Time, the Surviving Corporation):

Cegeka Groep NV

Corda3, Kempische Steenweg 307

B-3500 Hasselt, Belgium

Attn: Stephan Daems

Email: Stephan.Daems@cegeka.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020

Attn: Jonathan Klein; Brian Wohlberg

Facsimile: (212) 884-8502; (312) 251-5741

Email: jonathan.klein@us.dlapiper.com; brian.wohlberg@us.dlapiper.com if to the Company (prior to the Effective Time):

Computer Task Group, Incorporated

300 Corporate Parkway

Suite 214N

Amherst, NY 14226

Attn: Filip Gydé

Email: filip.gyde@ctg.com

with a copy (which shall not constitute notice) to:

Baker & McKenzie LLP

1900 N. Pearl Street

Suite 1500

Dallas, Texas 75201

Attn: Amar Budarapu

Facsimile: 1 214 978 3099

Email: amar.budarapu@bakermckenzie.com

9.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.11 Obligation of Parent. Parent shall ensure that Merger Sub duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to Merger Sub under this Agreement, and Parent shall be jointly and severally liable with Merger Sub for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

9.12 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” or “Annexes” are intended to refer to Sections of this Agreement and Exhibits or Annexes to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f) Any document, list or other item shall be deemed to have been “made available” to Parent and Merger Sub if such document, list or other item was provided in the Data Room hosted on Datasite.com, made publicly available or electronically delivered to Parent, Merger Sub or their Representatives prior to the execution of this Agreement.

(g) All references to “dollars” or “$” in this Agreement are to United States dollars.

(h) Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or Consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

9.13 Waiver of Claims Against Financing Sources. Notwithstanding anything to the contrary set forth in this Agreement, none of the Financing Sources will have any liability to the Company or any of its Affiliates, and neither the Company nor any of its Affiliates will have any rights or claims against any Financing Sources, in each case, relating to or arising out of this Agreement, the Debt Financing or otherwise, whether at law, or equity, in contract, in tort or otherwise.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

COMPUTER TASK GROUP, INCORPORATED

By:	/s/ Filip Gydé
Name: Filip Gydé
Title: President and Chief Executive Officer

CEGEKA GROEP NV

By:	/s/ Stijn Bijnens
Name: Stijn Bijnens
Title: Legal representative of ID&D nv, Managing Director & CEO

By:	/s/ Stephan Daems
Name: Stephan Daems
Title: Legal representative of Esdacon BV, Director & CFO

CHICAGO MERGER SUB, INC.

By:	/s/ Stijn Bijnens
Name: Stijn Bijnens
Title: President

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Acceptable Confidentiality Agreement” is defined in Section 5.3(a) of the Agreement.

“Acquired Companies” is defined in Section 3.1(a) of the Agreement.

“Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, including any amendment or modification to any existing proposal or offer, relating to, in a single transaction or series of related transactions, any (A) acquisition, purchase or license, directly or indirectly, of assets of the Acquired Companies equal to 20% or more of the Acquired Companies’ consolidated assets or to which 20% or more of the Acquired Companies’ revenues or earnings on a consolidated basis are attributable, (B) issuance, purchase or acquisition, directly or indirectly, of 20% or more of the outstanding Company Common Stock or any other equity interests of any Acquired Company (whose business constitutes 20% or more of the net revenues, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole), (C) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock or any other equity interests of any Acquired Company (whose business constitutes 20% or more of the net revenues, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole), or (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving any Acquired Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock or any other equity interests of any Acquired Company (whose business constitutes 20% or more of the net revenues, net income, EBITDA or assets of the Company and its Subsidiaries, taken as a whole), in each case other than the Transaction.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Agreement” is defined in the preamble to the Agreement.

“Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2012, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Legal Requirements of similar effect, and the related regulations and published interpretations thereunder.

“Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign anti-trust laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Board of Directors” is defined in Recital C to the Agreement

“Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.

“Business Day” shall mean a day except a Saturday, a Sunday or other day on which banks in New York, New York are authorized or required by Legal Requirements to be closed.

“Certificates” is defined in Section 2.6(b) of the Agreement.

“CFIUS” shall mean the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity.

“CFIUS Approval” shall mean (i) the Parties shall have received written notice from CFIUS that review or investigation under the DPA of the Transactions has been concluded, and CFIUS shall have determined that there are no unresolved national security concerns with respect to the Transactions, and advised that action under the DPA, and any investigation related thereto, has been concluded with respect to the Transactions; (ii) CFIUS shall have concluded that the Transactions are not a covered transaction and not subject to review under the DPA; or (iii) CFIUS has sent a report to the President of the United States requesting the President’s decision on the CFIUS Notice and either (a) the period under the DPA during which the President may announce his decision to take action to suspend or prohibit the Transactions shall have elapsed without any such action being announced or taken, or (b) the President shall have announced a decision to take no action to suspend or prohibit the Transactions.

“CFIUS Notice” shall mean a joint voluntary notice with respect to the Transactions prepared by the Parties and submitted to CFIUS in accordance with the requirements of the DPA.

“Change of Control Payment” is defined in Section 3.9(a)(vi) of the Agreement.

“Closing” is defined in Section 2.3(a) of the Agreement.

“Closing Date” is defined in Section 2.3(a) of the Agreement.

“Code” shall mean the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

“Company” is defined in the preamble to the Agreement.

“Company Adverse Change Recommendation” is defined in Section 6.1(a) of the Agreement.

“Company Associate” shall mean each current or former officer or other employee, or individual who is an independent contractor, consultant or director, of or to the Company or its Subsidiaries.

“Company Board Recommendation” is defined in Recital C of the Agreement.

“Company Common Stock” shall mean the common stock, $0.01 par value per share, of the Company.

“Company Disclosure Documents” is defined in Section 3.4(k) of the Agreement.

“Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

“Company Equity Plans” shall mean the Computer Task Group, Incorporated 2020 Equity Award Plan, 2010 Equity Award Plan and 2000 Equity Award Plan.

“Company ESPP” shall mean the Computer Task Group, Incorporated Employee Stock Purchase Plan.

“Company IP” shall mean, (a) all Owned IP and (b) all third party Intellectual Property Rights licensed to any of the Acquired Companies.

“Company IT Assets” shall mean computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment and all associated documentation owned by any Acquired Company or licensed or leased by any Acquired Company.

“Company Options” shall mean all compensatory options to purchase Shares.

“Company Preferred Stock” shall mean the preferred stock, $0.01 par value per share, of the Company.

“Company PSUs” shall mean performance vesting restricted stock units with respect to Shares.

“Company Related Parties” is defined in Section 8.3(d) of the Agreement.

“Company Returns” is defined in Section 3.15(a) of the Agreement.

“Company RSUs” shall mean restricted stock units with respect to Shares.

“Company SEC Documents” is defined in Section 3.4(a) of the Agreement.

“Confidentiality Agreement” is defined in Section 5.1 of the Agreement.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization.

“Continuation Period” is defined in Section 6.3(a) of the Agreement.

“Continuing Employee” is defined in Section 6.3(a) of the Agreement.

“Contract” shall mean any binding agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, license, sublicense, commitment or undertaking, but excluding any Employee Plan.

“Copyrights” is defined in the definition of Intellectual Property Rights.

“Debt Commitment Letter” shall mean that executed commitment letter, dated August 8, 2023, by and among Parent and the Financing Sources (as may be amended, restated, supplemented or otherwise modified in accordance with the terms of the Agreement).

“Debt Financing” is defined in Section 4.7(b) of the Agreement.

“Depository Agent” is defined in Section 2.6(a) of the Agreement.

“Determination Notice” is defined in Section 6.1(b)(i) of the Agreement.

“Dissenting Shares” is defined in Section 2.7 of the Agreement.

“DOJ” shall mean the U.S. Department of Justice.

“DPA” shall mean the Defense Production Act of 1950, as amended and codified at 50 U.S.C. § 4565, including all implementing regulations thereof.

“Effective Time” is defined in Section 2.3(b) of the Agreement.

“Employee Plan” shall mean any (a) “employee benefit plan”(as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each other deferred compensation, incentive compensation, retention, change in control, stock purchase, stock option, other equity-based plan, loan, severance pay, termination pay, vacation, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension, retirement, or material bonus plan, scheme, policy, program, agreement or arrangement, and (b) each employment, severance or similar agreement, and each other employee benefit plan, or arrangement, in each case that is (i) sponsored, maintained, contributed to or required to be contributed to by the Company or its Affiliates for the benefit of any current or former employee, officer, director, or other service provider of the Company or its Subsidiaries, (ii) with respect to which the Company has any liability or (iii) to which the Company is a party; provided, that (A) any plan, scheme, policy, program, agreement or arrangement mandated by Legal Requirements and not providing for benefits in excess of the minimum benefits mandated by such Legal Requirements and (B) any governmental plan or program requiring the mandatory payment of social insurance taxes or similar mandatory contributions to a governmental fund with respect to the wages of an employee will not be considered an “Employee Plan”.

“Encumbrance” shall mean any lien, pledge, claim, option, hypothecation, interest, charge, mortgage, security interest, encumbrance, right of first refusal, preemptive right or similar restriction of any nature.

“End Date” is defined in Section 8.1(b) of the Agreement.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Shares” is defined in Section 1.1(a) of the Agreement.

“Existing Credit Agreement” shall mean that certain Credit Agreement, dated as of May 19, 2021 (as amended), among the Company, as borrower and certain other related entities as borrowers and guarantors, and Bank of America N.A., a national banking association, in its capacity as collateral agent and administrative agent for itself and certain secured parties, Bank of America N.A., as sole lead arranger and sole book runner.

“Expiration Date” is defined in Section 1.1(c) of the Agreement.

“Extension Deadline” is defined in Section 1.1(c) of the Agreement.

“Financing Sources” shall mean the Persons (if any) that provide or commit to provide the Debt Financing in connection with the Transactions, together with their controlling parties, Affiliates and Representatives involved in the Debt Financing and their successors and assigns.

“FTC” shall mean the U.S. Federal Trade Commission.

“GAAP” is defined in Section 3.4(b) of the Agreement.

“Governmental Authorization” shall mean any: permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including without limitation any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit or body and any court, arbitrator or other tribunal.

“Government Contract” shall mean any Contract, including an individual task order, purchase order, blanket purchase agreement, basic ordering agreement, teaming agreement, joint venture agreement, and letter contract, between the Company or any other Acquired Company and any Governmental Body, as well as any subcontract or other arrangement by which the Company or any other Acquired Company has agreed to provide goods or services of any type to a prime contractor or to a higher-tier subcontractor where such goods or services ultimately will benefit or be used by a Governmental Body.

“Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, per- and polyfluoroalkyl substances, petroleum or petroleum-derived substance or waste.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In-bound License” is defined in Section 3.8(f) of the Agreement.

“Indebtedness” shall mean (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person, including any capital leases and any synthetic lease obligations, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company, (iii) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used in the ordinary course of business consistent with past practice as security for leases), (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired, (v) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that would be payable upon termination thereof (assuming they were terminated on the date of determination), (vi) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business consistent with past practice that are not past due) or (vii) any guaranty of any such obligations described in clauses (i) through (vi) of any Person other than the Company (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business consistent with past practice).

“Indemnified Persons” is defined in Section 6.5(a) of the Agreement.

“Initial Expiration Date” is defined in Section 1.1(c) of the Agreement.

“Intellectual Property Rights” shall mean all intellectual property and industrial property rights of every kind and description throughout the world, including all U.S. and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (ii) trademarks, service marks, names, corporate names, trade names, Internet domain names, social media accounts, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing and applications and registrations for the foregoing (“Trademarks”), (iii) copyrights and copyrightable subject matter (“Copyrights”), and (iv) trade secrets and confidential ideas, know-how, inventions, proprietary processes, data and databases, business methods, software (including all source code and related documentation), formulae, models, and methodologies (“Trade Secrets”).

“In the Money Option” is defined in Section 2.8(a) of the Agreement.

“International Plan” means any Employee Plan that is entered into, maintained, administered or contributed to by the Company or any of its Affiliates, and covers any employee or former employee of an Acquired Company who is or was employed by an Acquired Company outside the United States.

“Intervening Event” shall mean a material fact or circumstance that was not known to the Board of Directors on the date of this Agreement, which fact or circumstance, or the consequence (or magnitude) thereof, if unknown on the date of this Agreement, becomes known to the Board of Directors prior to the Offer Acceptance Time, provided, however, that in no event shall any of the following be deemed to constitute, individually or in the aggregate, an Intervening Event: (a) any Acquisition Proposal or any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (b) any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings, provided that the underlying causes of any such change in price, volume or credit rating may constitute an Intervening Event to the extent not otherwise excluded by this definition; (c) the Company meeting or exceeding internal or analysts’ expectations or projections, provided that the underlying causes thereof may constitute an Intervening Event to the extent not otherwise excluded by this definition; or (d) any fact or circumstance related to this Agreement or any of the Transactions.

“IRS” shall mean the U.S. Internal Revenue Service.

“Knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge, after reasonable inquiry, of such Entity’s executive officers.

“Leased Real Property” is defined in Section 3.7(b) of the Agreement.

“Legal Proceeding” shall mean any action, suit, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, investigation or examination commenced, brought, conducted or heard by or before any Governmental Body.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ or another stock exchange).

“Material Adverse Effect” shall mean any event, occurrence, circumstance, change or effect which, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the ability of the Company to consummate the Transactions on or before the End Date or (b) the business, assets, condition (financial or otherwise), liabilities (contingent or otherwise), operations or results of operations of the Acquired Companies, taken as a whole; provided, however, that none of the following shall be deemed to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect for purposes of clause (b) above: (i) any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings; provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded by another exception herein; (ii) any event, occurrence, circumstance, change or effect resulting from the announcement, pendency or performance of the Transactions (other than (x) any event, occurrence, circumstance, change or effect resulting from a breach or failure to comply with this Agreement and (y) for purposes of any representation or warranty contained in Section 3.22 and the condition set forth in clause (b)(iii) of Annex I solely as such condition relates to Section 3.22); (iii) any event, occurrence, circumstance, change or effect generally affecting the industry in which the Acquired Companies operate or in the economy generally or other general business, financial or market conditions; (iv) any event, occurrence, circumstance, change or effect arising from fluctuations in the value of any currency or interest rates; (v) any event, occurrence, circumstance, change or effect arising from any act of terrorism, war, national or international calamity, pandemic, hurricane, tornado, flood, earthquake, natural disaster, outbreaks of illness or other public health-related events or any other similar event, and any actions taken by any Governmental Body with respect thereto; (vi) the failure of the Company to meet internal or analysts’ expectations or projections; provided that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not otherwise excluded by another exception herein; (vii) any adverse effect arising directly from or otherwise directly relating to any action taken by the Company at the express written direction of Parent or any action specifically required to be taken by the Company, or the failure of the Company to take any action that the Company is specifically prohibited by the terms of the Agreement from taking to the extent Parent fails to give its Consent thereto after a written request therefor pursuant to Section 5.2; (viii) any event, occurrence, circumstance, change or effect arising from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with any change in, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP); and (ix) any reduction, termination or failure to renew any customer contract within the Company’s Non-Strategic Technology Services segment provided that any event, occurrence, circumstance, change or effect referred to in the foregoing clauses (iii), (iv), (v) and (viii) may be deemed to constitute or be taken into account in determining whether there is, or would be reasonably expected to be, a Material Adverse Effect to the extent such event, occurrence, circumstance, change or effect disproportionately affects the Acquired Companies relative to other participants in the industries in which the Acquired Companies operate.

“Material Contract” is defined in Section 3.9(a) of the Agreement.

“Maximum Amount” is defined in Section 6.5(b) of the Agreement.

“Merger” is defined in Recital B of the Agreement.

“Merger Consideration” is defined in Section 2.5(a)(iii) of the Agreement.

“Merger Sub” is defined in the preamble to the Agreement.

“Minimum Condition” is defined in Annex I to the Agreement.

“NASDAQ” shall mean The NASDAQ Stock Market LLC.

“NYBCL” shall mean the New York Business Corporation Law, as amended.

“NY Courts” is defined in Section 9.5(a) of the Agreement.

“Offer” is defined in Recital A of the Agreement.

“Offer Acceptance Time” is defined in Section 1.1(h) of the Agreement.

“Offer Commencement Date” shall mean the date on which Merger Sub commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

“Offer Conditions” is defined in Section 1.1(b) of the Agreement.

“Offer Documents” is defined in Section 1.1(e) of the Agreement.

“Offer Price” is defined in Recital A of the Agreement.

“Offer to Purchase” is defined in Section 1.1(b) of the Agreement.

“Out-bound License” is defined in Section 3.8(f) of the Agreement.

“Out of the Money Option” is defined in Section 2.8(b) of the Agreement.

“Owned IP” shall mean all Intellectual Property Rights that are owned by any of the Acquired Companies or that any of the Acquired Companies purport (as evidenced by such Acquired Company’s statements or actions) to own.

“Parent” is defined in the preamble to the Agreement.

“Parent Material Adverse Effect” shall mean any effect, change, event or occurrence that would or would reasonably be expected to, individually or in the aggregate, materially impair, prevent or materially delay Parent’s or Merger Sub’s ability to consummate the Transactions on or before the End Date.

“Parties” shall mean Parent, Merger Sub, and the Company.

“Paying Agent” is defined in Section 2.6(a) of the Agreement.

“Payment Fund” is defined in Section 2.6(a) of the Agreement.

“Permitted Encumbrance” shall mean (a) any Encumbrance for Taxes that are not due and payable or the validity of which is being contested in good faith by appropriate proceedings, (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business consistent with past practice under the terms of any Contracts to which the relevant Party is a party or under general principles of commercial or government contract law

(including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business consistent with past practice), (c) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business consistent with past practice and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report.

“Person” shall mean any individual, Entity or Governmental Body.

“Personal Data” means (i) information that, alone or in combination with other information, can identify or be associated with a unique individual, household, or device, and is subject to a Legal Requirement governing data privacy, security, or protection; and (ii) any information defined as “personal data,” “personal information,” “personally identifiable information,” or similar term under an applicable Legal Requirement, Contract, or policy of any Acquired Company.

“PPP Loan” shall mean those certain promissory notes, between (a) Texas Security Bank, as lender, and Impiger Technologies Inc., as borrower, dated April 14, 2020, in the initial principal amount of $44,200 and (b) Texas Security Bank, as lender, and Impiger Technologies Inc., as borrower, dated April 14, 2020, in the initial principal amount of $213,900.

“Pre-Closing Period” is defined in Section 5.1 of the Agreement.

“Promissory Note” is defined in Section 1.3(b) of the Agreement.

“Real Property Leases” means all leases, subleases, licenses, concessions and other Contracts pursuant to which any Acquired Company holds any Leased Real Property, and each amendment, modification, extension, renewal, guaranty and supplement related thereto.

“Registered IP” shall mean all Patents, Trademarks and Copyrights that are registered or issued under the authority of any Governmental Body, and all applications for any of the foregoing.

“Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

“Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

“Sanctioned Country” shall mean any of Crimea, Cuba, Iran, North Korea, Sudan or Syria, or the Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine.

“Sanctioned Person” shall mean any Person with whom dealings are restricted or prohibited under the Sanctions Laws of the United States, the United Kingdom, the European Union or the United Nations, including (a) any Person identified in any list of sanctioned Persons maintained by (i) the United States Department of Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security, or the United States Department of State; (ii) Her Majesty’s Treasury of the United Kingdom; (iii) any committee of the United Nations Security Council; or (iv) the European Union; (b) any Person located, organized, or resident in, organized in, or a Governmental Body of, any Sanctioned Country and (c) any Person directly or indirectly 50% or more owned or controlled by a Person described in clauses (a) or (b) of this definition.

“Sanctions Law” shall mean all Legal Requirements concerning economic sanctions, including embargoes, export restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted Persons, the ability to engage in transactions with specified Persons, or the ability to take an ownership interest in assets of specified Persons or located in a specified country, including any Legal Requirements threatening to impose economic sanctions on any Person for engaging in proscribed behavior.

“Sarbanes-Oxley Act” is defined in Section 3.4(a) of the Agreement.

“Schedule 14D-9” is defined in Section 1.2(a) of the Agreement.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Shares” is defined in Recital A of the Agreement.

“Specified Agreement” is defined in Section 8.1(e) of the Agreement.

“Shareholder List Date” is defined in Section 1.2(b) of the Agreement.

“Subsidiary” an Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Superior Offer” shall mean an unsolicited bona fide written Acquisition Proposal that the Board of Directors determines, in its good faith judgment, after consultation with outside legal counsel and its financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory, financial and financing aspects (including certainty of closing) of such Acquisition Proposal and the Person making such Acquisition Proposal and other aspects of such Acquisition Proposal that the Board of Directors deems relevant in accordance with its good faith judgment, and if consummated, would result in a transaction more favorable to the Company’s shareholders (solely in their capacity as such) from a financial point of view than the Transactions (including after giving effect to proposals, if any, made by Parent pursuant to Section 6.1(b)(i)); provided that for purposes of the definition of “Superior Offer,” the references to “20%” in the definitions of Acquisition Proposal shall be deemed to be references to “50%.”.

“Support Agreement” is defined in Recital F of the Agreement.

“Surviving Corporation” is defined in Recital B of the Agreement.

“Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.

“Tax” shall mean (a) any federal, state, local, or foreign or other tax (including any net income tax, gross income tax, franchise tax, capital gains tax, gross receipts tax, gross profits tax, branch profits tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, excise tax, estimated tax, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, service tax, property tax, business tax, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, duty (including any customs duty) or other tax or charge of any kind whatsoever, imposed, assessed or collected by or under the authority of any Governmental Body, together with any interests, penalties, inflationary adjustments, additions to tax, fines or other additional amounts imposed thereon, with respect thereto, or related thereto, (b) any liability for payment of amounts described in the preceding clause (a) of this definition as a result of transferee liability, joint and several liability, contract assumption, operation of law, by reason of being a member of an affiliated, consolidated, combined, unitary or other group, or otherwise and (c) any liability for the payment of amounts described in the preceding clauses (a) or (b) of this definition as a result of any Tax sharing agreement, Tax indemnity agreement or any other express or implied agreement to pay or indemnify any other Person.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, form, election, certificate or other document or information filed or required to be filed with any Governmental Body in connection with the determination, assessment, collection or payment of any Tax and any attachments thereto or amendments thereof.

“Termination Condition” is defined in Annex I to the Agreement.

“Termination Fee” is defined in Section 8.3(b) of the Agreement.

“Top-Up Notice” is defined in Section 1.3(b) of the Agreement.

“Top-Up Option” is defined in Section 1.3(a) of the Agreement.

“Top-Up Shares” is defined in Section 1.3(a) of the Agreement.

“Trade Control Laws” shall mean all applicable Legal Requirements of the United States, United Kingdom, European Union, and other jurisdictions to which the Company and its Subsidiaries’ activities are subject related to export controls (including the Export Administration Regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security and the International Traffic in Arms Regulations of the Directorate of Defense Trade Controls (“DDTC”)), trade embargoes, boycotts and anti-boycotts, imports of goods, and payment of custom duties.

“Trademarks” is defined in the definition of Intellectual Property Rights.

“Trade Secrets” is defined in the definition of Intellectual Property Rights.

“Transactions” shall mean (a) the execution and delivery of the Agreement and the Support Agreement and (b) all of the transactions contemplated by the Agreement, including the Offer, the Merger and the Top-Up Option.

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer or the Agreement to the contrary, Merger Sub shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon termination of the Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of the Agreement), if: (A) the Minimum Condition, the Termination Condition and the conditions set forth in clauses (e) and (g) shall not be satisfied by one minute after 11:59 p.m. Eastern Time on the Expiration Date; or (B) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent:

(a) there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its Affiliates, represent one more Share than 66 2/3% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer, plus (y) the total number of Shares that the Company is required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities for which the holder has, at the time of the expiration of the Offer, elected to convert, settle, exchange or exercise or for which the conversion, settlement, exchange or exercise date has already occurred at the time of the expiration of the Offer (but without duplication) (the “Minimum Condition”);

(b)

(i) the representations and warranties of the Company set forth in Sections 3.1 (Due Organization; Subsidiaries, Etc.), 3.2 (Certificate of Incorporation and Bylaws), 3.3(b) and 3.3(e) (Capitalization, Etc.), 3.20 (Authority; Binding Nature of Agreement), 3.21 (Takeover Laws), 3.24 (Opinion of Financial Advisors) and 3.25 (Brokers and Other Advisors) of the Agreement shall be true and accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all material respects at and as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(ii) the representations and warranties of the Company set forth in Sections 3.3(a), 3.3(c), and 3.3(d) (Capitalization, Etc.) of the Agreement shall be true and accurate in all respects except for any de minimis inaccuracies at and as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

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(iii) the representations and warranties of the Company set forth in Section 3.5(b) (Absence of Changes; No Material Adverse Effect) and 3.22(a)(i) (Non-Contravention; Consents) of the Agreement shall be true and accurate in all respects at and as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(iv) the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses (i) and (iii) above) shall be true and accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Agreement and at and as of the Offer Acceptance Time as if made on and as of the Offer Acceptance Time (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so true and accurate has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c) the Company shall have complied with or performed in all material respects all of the obligations, covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(d) since the date of the Agreement, there shall not have occurred any event, occurrence, circumstance, change or effect which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect;

(e) (i) any waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated and (ii) the applicable Governmental Bodies of competent jurisdiction in Belgium and Luxembourg set forth on Section 1.1(b) of the Company Disclosure Schedule have granted merger control or other applicable regulatory clearance, or failed to render a decision within the applicable waiting period under relevant law and such failure is considered under such law to be a grant of all requisite approvals, consents or clearances under such law to effectuate the Transactions, or provided confirmation that a merger control filing obligation is not triggered as a result of the Transactions;

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(f) Parent and Merger Sub shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses (b), (c) and (d) of this Annex I have been satisfied;

(g) there shall not have been issued by any Governmental Body of competent jurisdiction and remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order, decree or ruling restraining, enjoining or otherwise preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Transactions, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to any of the Transactions by any Governmental Body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger;

(h) the Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”); and

(i) CFIUS Approval shall have been received.

The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub regardless of the circumstances giving rise to any such conditions (including any action or inaction by Parent or Merger Sub) and (except for the Minimum Condition and the Termination Condition) may be waived by Parent and Merger Sub, in whole or in part at any time and from time to time, in the sole discretion of Parent and Merger Sub; provided, that Parent and Merger Sub hereby agree to promptly waive the condition in clause (i) of this Annex I if (a) all of the other conditions set forth in this Annex I are satisfied or waived by Parent or Merger Sub, to the extent waivable by Parent or Merger Sub (other than conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which is then capable of being satisfied) and (b) such waiver of the condition in clause (i) would not adversely affect, or would reasonably be expected to adversely affect, Parent or any of its Subsidiaries, including the Surviving Corporation following the Effective Time, as determined by Parent in its reasonable judgment. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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ANNEX II

CERTIFICATE OF INCORPORATION